Calvert

INVESTMENTS THAT MAKE A DIFFERENCE®

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 September 30, 2004

Annual Report

Calvert Social Index Fund

An Ameritas Acacia Company



Calvert

INVESTMENTS
THAT MAKE A DIFFERENCE®





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TABLE OF CONTENTS



Dear Shareholder:

Through the reporting year ended September 30, 2004, economic growth and corporate profits have maintained strength, though markets have certainly been influenced by concerns about the war in Iraq, record oil prices, the U.S. Presidential election, and rising interest rates.

Against this backdrop, equities (as measured by the S&P 500) posted healthy 12-month returns of 13.86%, while the smaller-capitalization Russell 2000™ Index appreciated by 18.77% for the same period. Generally, value funds performed better than growth funds during this 12-month period.[1] On the international front, overseas stocks (as measured by the MSCI EAFE™ Index), generally outperformed their U.S. counterparts, boosted in part by currency exchange rates.

Notably, the majority of gains in U.S. stocks occurred between October and December of 2003. With the new calendar year, caution over political and macroeconomic events resulted in a pull-back from stock investors' risk-embracing attitudes and a flatter stock market for most of 2004.

Bond-market enthusiasm was tempered during the reporting period by the three hikes in Fed funds target rates. However, apparently reflecting investor confidence in the Fed's tighter, more measured monetary policies, bonds posted their best quarterly performance in the second quarter of 2004, the period that saw the first rate hike.

Your Investments

In the stock market, lower-quality stocks led domestic-equity returns in 2003, and – as our shareholders know and we believe appreciate – our equity funds favor higher-quality stocks. We have begun to witness the reversing of this trend in 2004 as higher-quality stocks have gained some ground, an environment that gives us cause for optimism looking forward.

Calvert continued this year to strive toward our dual goals of favorable investment results and positive environmental, corporate governance, and social impact. On the investment side, we are very pleased that several Calvert funds have been recognized during the year by the industry for their excellence. Daniel Boone III, the manager of our largest stock fund, CSIF Equity Portfolio, won the "Excellence in Fund Management Award" from Standard & Poor's. As a result, BusinessWeek magazine included Boone among their "Best Fund Managers of 2004."[2] In addition, CSIF Bond Portfolio—whose management team is headed by Greg Habeeb, a recognized fixed-income industry leader—won the 2004 Lipper Fund Award in the Corporate Debt A Rated category.[3] Finally, we're pleased that John Montgomery, manager of Calvert Large Cap Growth Fund, was named to the USA Today "All Star Mutual Fund Team." [4]

Two Additions to Our Fund Family

I'm proud to announce the fourth-quarter 2004 launch of two new Calvert funds—the Calvert Small Cap Value Fund and the Calvert Mid Cap Value Fund—offering investors additional diversification opportunities within the Calvert family of funds. Both are managed by Chicago-based Channing Capital Management LLC, whose founding principal Eric McKissack is formerly of Ariel Capital Management. At Ariel, Mr. McKissack was the lead manager of the Ariel Appreciation Fund, a mid-cap value portfolio. We believe the combination of Channing Capital's investment expertise and Calvert's industry-leading corporate social research make these attractive products for investors.

Other Calvert Initiatives

In June 2004, we launched the Calvert Women's Principles, the first global code of conduct for corporations that is focused on addressing gender inequalities and empowering, advancing, and investing in women worldwide. This landmark initiative has been making headlines in media in the U.S. and abroad, including *The Wall Street Journal*, *BusinessWeek*, *The Christian Science Monitor*, NPR Marketplace Morning Report, and Associated Press Worldstream.

With the introduction of several innovative tools for advisors and investors, Calvert once again received awards in 2004 for Web marketing excellence from the Web Marketing Association and Dalbar, a leading financial-services market research firm.

On the shareholder advocacy front, we made significant inroads during the 2004 proxy season in the areas of board diversity and corporate disclosure of key environmental information. As discussed in the Chairman's letter, of the 34 shareholder resolutions filed by Calvert, 16 were successfully withdrawn after the companies agreed to the terms of the specific resolutions.

As these achievements demonstrate, Calvert continues our leadership in investment management excellence and in encouraging corporate responsibility toward the environment and society globally.

As always, we encourage our shareholders to keep their long-term investment objectives front and center, avoiding reactions to short-term market and economic developments. Maintaining a sound, diversified strategy based on personal goals, individual risk tolerance, and investment time horizon is a time-tested, prudent approach. Working with a financial professional can help you gain important insights into investment markets, personal investment planning, and the discipline it takes to stay with a thoughtful strategy. Thank you for your continued investment with Calvert, and we look forward to serving you in the year ahead.

Sincerely,



Barbara J. Krumsiek
President and CEO
Calvert Group, Ltd.

October 2004

1. For the 12-month period ended September 30, 2004, the Russell 3000 Value Index returned 20.89% versus 7.82% for the Russell 3000 Growth Index.
2. BusinessWeek, March 22, 2004. BusinessWeek evaluated funds for the best risk-adjusted total returns over the past five years. BusinessWeek considered funds open to new investors that had at least $100 million in assets, a minimum investment of no more than $26,000, and a fund manager at the helm of the portfolio for at least five years. S&P evaluated each fund's one-, three-, and five-year performance against its peer group. S&P also evaluated expenses, turnover, portfolio composition, investment style, and consistency.
3. The Lipper award was for CSIF Bond Portfolio Class I shares and was based on the fund in each Lipper classification that achieved the highest Consistent Return scores. The Portfolio is in the Lipper A-Rated Corporate Debt Funds category. A fund's Consistent Return score evaluates its risk-adjusted returns, adjusted for volatility, relative to peers, for the overall period ended December 31, 2003. The fund was chosen from among 149 funds. Lipper Fund Awards are not intended to predict future results, and Lipper does not guarantee the accuracy of this information.
4. USA Today, "Fund Manager All Star Mutual Fund Team," February 26, 2004. Using the Morningstar database, USA Today evaluated U.S. diversified stock funds for their risk-adjusted three- and five-year performance in their peer group category. The same manager had to have been at the helm of the fund for at least five years and the fund had to be open to new investors.

The performance data quoted represents past performance, which does not guarantee future results. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance may be higher or lower than the performance data quoted. Visit www.calvert.com to obtain performance data current to the most recent month-end.

For more information on any Calvert fund, please contact your financial advisor or call Calvert at 800.368.2748 for a free prospectus. An investor should consider the investment objectives, risks, charges, and expenses of an investment carefully before investing. The prospectus contains this and other information. Read it carefully before you invest or send money

May lose value. Not FDIC Insured. No Bank Guarantee. Not NCUA/NCUSIF Insured. No Credit Union Guarantee.

Calvert mutual funds are underwritten and distributed by Calvert Distributors, Inc., member NASD, a subsidiary of Calvert Group, Ltd.are underwritten and distributed by Calvert Distributors, Inc., member NASD, a subsidiary of Calvert Group, Ltd.

SOCIAL UPDATE

from the Calvert Social Research Department

Board Diversity

Six of ten companies agreed to shareholder proposal requests that Calvert's Model Nominating Committee Charter Language on Board Diversity be adopted. The language helps ensure that women and minority candidates be included in every director search.

Social/Environmental Disclosure

Fourteen resolutions asked companies to prepare sustainability reports based on Global Reporting Initiative guidelines for voluntary corporate reporting on the economic, environmental, and social impacts of operations. We've been able to withdraw half of these resolutions after companies agreed to reporting. On resolutions that went to vote, support ranged from 20.3% to 42.2%.

Up next in our advocacy efforts: a focus on companies' adopting greenhouse-gas-emission reduction targets.

Shareholder Activism

Calvert shareholder activism focuses on supporting good companies that can become even better at helping create a fair, sustainable society.

Our advocacy efforts for the just-completed activism season included filing a record 34 shareholder proposals, of which 16 were successfully withdrawn when the companies agreed to our requests. Of the remaining proposals, three received SEC exemptions, 12 went to vote, two were not officially presented, and one is to be voted on in November 2004. Key themes for this year's efforts were board diversity and social/environmental disclosure.

New Global Initiative

Launched in June 2004 as a joint initiative between Calvert and the United Nations Development Fund for Women (UNIFEM), the Calvert Women's Principles is the first global code of corporate conduct focused exclusively on empowering, advancing, and investing in women. As UNIFEM Executive Director Noeleen Heyzer noted, this code "...will provide a concrete set of indicators for tracking the progress of gender justice in the corporate community."

PORTFOLIO MANAGEMENT DISCUSSION



Steve Falci

Chief Investment Officer, Equities

Calvert Asset Management Company

Performance

For the year ended September 30, 2004, Calvert Social Index Fund Class A shares returned 9.73%, and the Calvert Social Index returned 10.72%. The Fund, unlike the Index, must bear the cost of administrative expenses and transaction costs. For the most part, these factors account for the Fund's margin of underperformance relative to the Index.

Investment Environment

One year ago, investors were enjoying generally robust returns since the market had rebounded from the post-technology-bubble bear market. The Fund's Class A shares returned 27.88% for the one-year period ended September 30, 2003, riding the wave of positive investor sentiment that carried through to the end of calendar 2003. Indeed, returns from the first quarter of the Fund's current fiscal year (that is, the fourth quarter of 2003) account for the lion's share of Fund performance for the full fiscal year. For calendar 2004 through September 30, the Fund and the Index have actually declined in value. Markets have been volatile but largely directionless in 2004.

PORTFOLIO STATISTICS

SEPTEMBER 30, 2004

INVESTMENT PERFORMANCE
(total return at NAV)

	6 MONTHS ENDED 9/30/04	12 MONTHS ENDED 9/30/04
Class A	(2.71%)	9.73%
Class B	(3.18%)	8.57%
Class C	(3.09%)	8.69%
Class I	(2.58%)	10.03%
Calvert Social Index	(2.28%)	10.72%
Lipper Multi Cap Core Funds Avg	(1.60%)	12.80%

TEN LARGEST STOCK HOLDINGS

	% OF NET ASSETS
Microsoft Corp.	4.3%
Pfizer, Inc.	3.5%
Bank of America Corp.	2.7%
Johnson & Johnson	2.6%
American International Group, Inc.	2.4%
International Business Machines Corp	2.3%
J.P. Morgan Chase & Co.	2.2%
Proctor & Gamble Co.	2.1%
Intel Corp.	2.0%
Cisco Systems, Inc.	1.9%
Total	**26.0%**

ASSET ALLOCATION

Stocks	98.6%
Cash & Cash Equivalents	1.4%
	100%

Investment performance does not reflect the deduction of any front-end or deferred sales charge.

Source: Lipper Analytical Services, Inc.

It's our view that the risk-embracing attitude of the market has been replaced by a more cautious and defensive approach. Speculative turnaround stories that drove the market in the early days of recovery have given way to more defensive, lower-risk, value plays. Slower corporate earnings growth is limiting the market's upside potential, while macro-economic and political events have subdued investor demand. And, for the first time since May 2000, the Federal Reserve moved to raise short-term interest rates. The rise in oil prices to $50 per barrel ate into consumers' discretionary funds. These factors, coupled with continued troubles in Iraq and a contentious Presidential election, have set a tone of market caution in the face of economic and political uncertainty.

Sector performance

The year-over-year change in the tone of equity markets is reflected in sector performance. Last year, Technology stocks were Fund leaders. This year, the Fund's investments in the Technology sector lost money, the only sector in the Fund to do so. Still, it was a period of good absolute performance for the Fund. This is reflected in the fact that only one other sector in the Fund (Health Care) failed to produce double-digit positive returns. As of September 30, 2004, 80% of the Fund's portfolio was invested across four key sectors: Financial Services (30%), Technology (20.5%), Health Care (16%), and Consumer Discretionary (13.6%). Two of these sectors produced solid returns for the period, and two lagged. Financial Services and Consumer Discretionary posted solid double-digit returns, fending off the effect of rising short-term interest rates and high oil prices to make significant contributions to the Fund's overall performance. Health Care and Technology were the laggard sectors for the year, although Health Care still posted a positive absolute return.

Portfolio Strategy

The Calvert Social Index Fund is managed using a passive investment strategy. The investment objective of the Fund is to match, as closely as possible, the day-to-day performance of Calvert Social Index. We do this by buying all, or virtually all, of the stocks in the Index and holding them in the same proportion as does the Index

Outlook

While both history and current market valuation would appear to support higher equity prices, market uncertainty remains as a result of competing influences. Good, but not great, economic growth (as measured by GDP), along with slowing but positive corporate profits, has given investors cause for reflection. Growth remains threatened by oil's trading in excess of $50 a barrel. However, the consensus view is that Fed rate hikes will be modest and measured. In addition, coming off of historical lows, a modestly higher interest rate environment bodes well for the economy and profits in the long run. While the short-term direction of the market remains uncertain, history tells us that equity investors with a long-term horizon have been rewarded.

October 2004

PORTFOLIO STATISTICS

SEPTEMBER 30, 2004

AVERAGE ANNUAL TOTAL RETURNS
(with max. load)

	CLASS A SHARES
One year	4.48%
Since inception	(8.90%)
(6/30/00)	

	CLASS B SHARES
One year	3.57%
Since inception	(9.18%)
(6/30/00)	

	CLASS C SHARES
One year	7.69%
Since inception	(8.74%)
(6/30/00)	

	CLASS I SHARES
One year	10.03%
Since inception	(7.50%)
(6/30/00)	

ECONOMIC SECTORS

	% OF TOTAL INVESTMENTS
Auto Transportation	1.9%
Consumer Discretionary	13.6%
Consumer Staples	4.9%
Financial Services	30.0%
Health Care	16.0%
Materials & Processing	1.6%
Non Equity Securities	0.2%
Other	1.0%
Other Energy	0.7%
Producer Durables	4.4%
Technology	20.5%
Utilities	5.2%
Total	**100%**

PERFORMANCE COMPARISON

Comparison of change in value of $10,000 investment. (Source: Lipper Analytical Services, Inc.)



Calvert Social Index Fund (A) - $6,723
Calvert Social Index Fund (B) - $6,771
Calvert Social Index Fund (C) - $6,775
Calvert Social Index Fund (I) - $7,176
Calvert Social Index - $7,297
Lipper Multi-Cap Core Funds Avg - $9,089

Average annual total returns in the Portfolio Statistics above and the Performance Comparison line graph are with maximum load deducted – they assume reinvestment of dividends and reflect the deduction of the Fund's maximum front-end or deferred sales charge. No sales charge has been applied to the index used for comparison. The graph and table do not reflect the deduction of taxes that a shareholder would pay on the Fund's distributions or the redemption of Fund shares. Past performance is no guarantee of future results.

The performance data quoted represents past performance, which does not guarantee future results. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance may be higher or lower than the performance data quoted. Visit www.calvert.com to obtain performance data current to the most recent month-end.

For more information on any Calvert fund, please contact your financial advisor or call Calvert at 800.368.2748 for a free prospectus. An investor should consider the investment objectives, risks, charges, and expenses of an investment carefully before investing. The prospectus contains this and other information. Read it carefully before you invest or send money.

May lose value. Not FDIC Insured. No Bank Guarantee. Not NCUA/NCUSIF Insured. No Credit Union Guarantee.

Calvert mutual funds are underwritten and distributed by Calvert Distributors, Inc., member NASD, a subsidiary of Calvert Group, Ltd.

SHAREHOLDER EXPENSE EXAMPLE

As a shareholder of the Fund, you incur two types of costs: (1) transaction costs, including sales charges; redemption fees; and (2) ongoing costs, including management fees; distribution (12b-1) fees; and other Fund expenses. This Example is intended to help you understand your ongoing costs (in dollars) of investing in the Fund and to compare these costs with the ongoing costs of investing in other mutual funds.

This Example is based on an investment of $1,000 invested at the beginning of the period and held for the entire period (April 1, 2004 to September 30, 2004).

Actual Expenses

The first line of the table below provides information about actual account values and actual expenses. You may use the information in this line, together with the amount you invested, to estimate the expenses that you paid over the period. Simply divide your account value by $1,000 (for example, an $8,600 account value divided by $1,000 = 8.6), then multiply the result by the number in the first line under the heading entitled "Expenses Paid During Period" to estimate the expenses you paid on your account during this period.

The Fund charges an annual low balance account fee of $15 to those shareholders whose regular account balance is less than $5,000 ($1,000 for IRA accounts). If the low balance fee applies to your account, you should subtract the fee from the ending account value in the chart below.

Hypothetical Example for Comparison Purposes

The second line of the table below provides information about hypothetical account values and hypothetical expenses based on the Fund's actual expense ratio and an assumed rate of return of 5% per year before expenses, which is not the Fund's actual return. The hypothetical account values and expenses may not be used to estimate the actual ending account balance or expenses you paid for the period. You may use this information to compare the ongoing costs of investing in the Fund and other funds. To do so, compare the 5% hypothetical example with the 5% hypothetical examples that appear in the shareholder reports of the other funds.

Please note that the expenses shown in the table are meant to highlight your ongoing costs only and do not reflect any transactional costs, such as sales charges (loads) or redemption fees. Therefore, the second line of the table is useful in comparing ongoing costs only, and will not help you determine the relative total costs of owning different funds. In addition, if these transactional costs were included, your costs would have been higher.

	BEGINNING ACCOUNT VALUE 4/1/04	ENDING ACCOUNT VALUE 9/30/04	EXPENSES PAID DURING PERIOD* 4/1/04 - 9/30/04
CLASS A			
Actual	$1,000.00	$972.90	$3.70
Hypothetical *(5% return per year before taxes)*	$1,000.00	$1,021.25	$3.79
CLASS B			
Actual	$1,000.00	$968.20	$8.61
Hypothetical *(5% return per year before taxes)*	$1,000.00	$1,016.25	$8.82
CLASS C			
Actual	$1,000.00	$969.10	$8.61
Hypothetical *(5% return per year before taxes)*	$1,000.00	$1,016.25	$8.82
CLASS I			
Actual	$1,000.00	$974.20	$1.85
Hypothetical *(5% return per year before taxes)*	$1,000.00	$1,023.13	$1.90

* Expenses are equal to the Fund's annualized expense ratio of 0.75%, 1.75%, 1.75%, and 0.375% for Class A, Class B, Class C, and Class I, respectively, multiplied by the average account value over the period, multiplied by 183/366.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors of The Calvert Social Index Series, Inc. and Shareholders of Calvert Social Index Fund:

We have audited the accompanying statement of net assets of the Calvert Social Index Fund, the sole series of the Calvert Social Index Series, Inc., as of September 30, 2004, and the related statement of operations for the year then ended, the statements of changes in net assets for each of the years in the two year period then ended, and the financial highlights for each of the years in the three year period then ended. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits. The financial highlights for the years ended September 30, 2001 and 2000, were audited by other auditors who have ceased operations. Those auditors expressed an unqualified opinion on those financial highlights in their report dated November 16, 2001.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned as of September 30, 2004, by correspondence with the custodian and broker. As to securities purchased or sold but not yet received or delivered, we performed other appropriate auditing procedures. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of the Calvert Social Index Fund as of September 30, 2004 and the results of its operations for the year then ended, the changes in its net assets for each of the years in the two year period then ended, and the financial highlights for each of the years in the three year period then ended, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

Philadelphia, PA

November 22, 2004

STATEMENT OF NET ASSETS
SEPTEMBER 30, 2004

EQUITY SECURITIES - 98.1%	SHARES	VALUE
Advertising Agencies - 0.3%		
Harte-Hanks, Inc.	376	$9,404
Lamar Advertising Co.*	600	24,966
Omnicom Group, Inc.	1,459	106,595
RH Donnelley Corp.*	200	9,872
Valassis Communications, Inc.*	437	12,926
		163,763
Air Transportation - 0.7%		
Expeditors International Washington, Inc.	820	42,394
FedEx Corp.	2,267	194,259
JetBlue Airways Corp.*	700	14,644
Southwest Airlines Co.	5,504	74,964
		326,261
Auto Parts - After Market - 0.1%		
Genuine Parts Co.	1,361	52,235
Auto Parts - Original Equipment - 0.1%		
ArvinMeritor, Inc.	500	9,375
BorgWarner, Inc.	400	17,316
Visteon Corp.	979	7,822
		34,513
Auto Trucks & Parts - 0.0%		
Gentex Corp.	628	22,062
Banks - New York City - 2.5%		
Bank of New York Co., Inc.	5,975	174,291
J.P. Morgan Chase & Co.	27,315	1,085,225
		1,259,516
Banks - Outside New York City - 11.5%		
AmSouth Bancorp	2,738	66,807
Associated Banc-Corp.	795	25,496
BancorpSouth, Inc.	547	12,576
Bank of America Corp.	31,210	1,352,329
Bank of Hawaii Corp.	400	18,900
Banknorth Group, Inc.	1,309	45,815
BB&T Corp.	4,243	168,405
Cathay General Bancorp	400	14,876
Chittenden Corp.	375	10,219
Citizens Banking Corp.	300	9,771
City National Corp.	300	19,485
Colonial Bancgroup, Inc.	1,000	20,450
Comerica, Inc.	1,256	74,544
Commerce Bancorp, Inc.	584	32,237
Commerce Bancshares, Inc.	528	25,392
Community First Bankshares, Inc.	300	9,618
Compass Bancshares, Inc.	966	42,330

EQUITY SECURITIES - CONT'D	SHARES	VALUE
Banks - Outside New York City - Cont'd		
Cullen/Frost Bankers, Inc.	360	$16,729
Doral Financial Corp.	711	29,485
East-West Bancorp, Inc.	400	13,436
Fifth Third Bancorp	3,624	178,373
First Bancorp Puerto Rico	300	14,490
First Horizon National Corp.	968	41,972
First Midwest Bancorp, Inc.	307	10,610
FirstMerit Corp.	600	15,783
Fulton Financial Corp.	945	20,223
Greater Bay Bancorp	400	11,500
Hibernia Corp.	1,203	31,771
Hudson United Bancorp	308	11,350
Huntington Bancshares, Inc.	1,710	42,596
Investors Financial Services Corp.	480	21,662
KeyCorp Ltd.	3,084	97,454
M&T Bank Corp.	692	66,224
Marshall & Ilsley Corp.	1,592	64,158
Mellon Financial Corp.	3,211	88,913
Mercantile Bankshares Corp.	609	29,208
National City Corp.	4,495	173,597
National Commerce Financial Corp.	1,608	55,010
North Fork Bancorp, Inc.	1,316	58,496
Northern Trust Corp.	1,623	66,218
Old National Bancorp	528	13,116
Pacific Capital Bancorp	366	10,826
Park National Corp.	100	12,723
PNC Financial Services Group, Inc.	2,181	117,992
Popular, Inc.	1,830	48,129
Regions Financial Corp.	3,591	118,718
Silicon Valley Bancshares*	250	9,292
Sky Financial Group, Inc.	830	20,750
South Financial Group, Inc.	515	14,523
SouthTrust Corp.	2,509	104,525
Southwest Bancorp of Texas, Inc.	500	10,070
State Street Corp.	2,542	108,569
Suntrust Banks, Inc.	2,058	144,904
Synovus Financial Corp.	1,991	52,065
TCF Financial Corp.	1,058	32,047
Texas Regional Bancshares, Inc.	300	9,327
Trustmark Corp.	400	12,432
UCBH Holdings, Inc.	300	11,721
United Bankshares, Inc.	300	10,395
US Bancorp	14,376	415,466
Valley National Bancorp	789	20,151
Wachovia Corp.	10,054	472,035
Wells Fargo & Co.	12,954	772,447
Westamerica Bancorporation	258	14,162
Whitney Holding Corp.	300	12,600
Wilmington Trust Corp.	486	17,598
Zions Bancorp	708	43,216
		5,738,307

EQUITY SECURITIES - CONT'D	SHARES	VALUE
Biotechnology - Research & Production - 1.9%		
Amgen, Inc.*	9,733	$551,666
Biogen Idec, Inc.*	2,560	156,595
Genzyme Corp. - General Division*	1,780	96,850
Icos Corp.*	400	9,656
Idexx Laboratories, Inc.*	300	15,222
Invitrogen Corp.*	415	22,821
Martek Biosciences Corp.*	200	9,728
Millennium Pharmaceuticals, Inc.*	2,386	32,712
Millipore Corp.*	400	19,140
Neurocrine Biosciences, Inc.*	232	10,941
OSI Pharmaceuticals, Inc.*	253	15,549
Protein Design Labs, Inc.*	700	13,706
		954,586
Building - Air Conditioning - 0.0%		
York International Corp.	270	8,529
Building Materials - 0.3%		
Hughes Supply, Inc.	394	11,848
Masco Corp.	3,382	116,780
		128,628
Cable Television Services - 0.5%		
Echostar Communications Corp.*	1,614	50,228
Liberty Media Corp.*	18,844	164,320
Liberty Media International, Inc.*	1,022	34,096
		248,644
Chemicals - 0.6%		
Air Products & Chemicals, Inc.	1,598	86,899
Airgas, Inc.	500	12,035
Ecolab, Inc.	1,398	43,953
Lubrizol Corp.	400	13,840
Praxair, Inc.	2,520	107,705
Sigma-Aldrich Corp.	455	26,390
		290,822
Commercial Information Services - 0.0%		
Arbitron, Inc.*	200	7,322
Ask Jeeves, Inc.*	400	13,084
		20,406
Commercial Services - 0.0%		
Viad Corp.	172	4,082
Communications & Media - 1.1%		
Time Warner, Inc.*	33,776	545,145

EQUITY SECURITIES - CONT'D	SHARES	VALUE
Communications Technology - 3.7%		
3Com Corp.*	3,005	$12,681
ADC Telecommunications, Inc.*	6,157	11,144
Adtran, Inc.	321	7,280
Advanced Fibre Communications, Inc.*	657	10,446
Avaya, Inc.*	3,225	44,956
Avocent Corp.*	400	10,412
Brocade Communications Systems, Inc.*	1,999	11,294
CIENA Corp.*	4,344	8,601
Cisco Systems, Inc.*	51,808	937,725
Foundry Networks, Inc.*	900	8,541
Harris Corp.	500	27,470
JDS Uniphase Corp.*	10,570	35,621
Juniper Networks, Inc.*	3,761	88,760
NCR Corp.*	724	35,903
Qualcomm, Inc.	12,514	488,547
Scientific-Atlanta, Inc.	1,192	30,897
SpectraSite, Inc.*	300	13,950
Tellabs, Inc.*	2,945	27,065
TIBCO Software, Inc.*	1,300	11,063
UTStarcom, Inc.*	784	12,630
		1,834,986
Computer - Services, Software & Systems - 6.1%		
Acxiom Corp.	695	16,499
Adobe Systems, Inc.	1,864	92,212
Affiliated Computer Services, Inc.*	900	50,103
Akamai Technologies, Inc.*	900	12,645
Amdocs Ltd.*	1,224	26,720
Autodesk, Inc.	900	43,767
BEA Systems, Inc.*	2,942	20,329
BMC Software, Inc.*	1,678	26,529
Cadence Design Systems, Inc.*	2,100	27,384
Ceridian Corp.*	1,144	21,061
Check Point Software Technologies Ltd.*	1,333	22,621
Citrix Systems, Inc.*	1,322	23,161
Cognizant Technology Solutions Corp.*	1,000	30,510
Compuware Corp.*	2,627	13,529
Electronics for Imaging, Inc.*	400	6,496
Hyperion Solutions Corp.*	300	10,197
Intuit, Inc.*	1,339	60,791
Macromedia, Inc.*	500	10,040
Mentor Graphics Corp.*	583	6,393
Mercury Interactive Corp.*	665	23,195
Microsoft Corp.	78,561	2,172,212
National Instruments Corp.	416	12,592
Novell, Inc.*	2,893	18,255
Parametric Technology Corp.*	2,069	10,924
QLogic Corp.*	708	20,964
Red Hat, Inc.*	1,355	16,585
Reynolds & Reynolds Co.	517	12,754
Siebel Systems, Inc.*	3,485	26,277
Sybase, Inc.*	751	10,356
Symantec Corp.*	2,400	131,712

EQUITY SECURITIES - CONT'D	SHARES	VALUE
Computer - Services, Software & Systems - Cont'd		
Veritas Software Corp.*	3,358	$59,772
		3,036,585
Computer Technology - 5.9%		
Apple Computer, Inc.*	2,937	113,809
Dell, Inc.*	17,079	608,012
Electronic Data Systems Corp.	3,900	75,621
EMC Corp.*	18,543	213,986
Emulex Corp.*	661	7,615
Hewlett-Packard Co.	21,011	393,956
Imation Corp.	300	10,677
Ingram Micro, Inc.*	939	15,118
International Business Machines Corp.	13,141	1,126,709
Maxtor Corp.*	1,869	9,719
Network Appliance, Inc.*	2,740	63,020
Nvidia Corp.*	1,164	16,901
SanDisk Corp.*	1,200	34,944
Seagate Technology, Inc.	1,200	16,224
Storage Technology Corp.*	860	21,724
Sun Microsystems, Inc.*	25,468	102,891
Synopsys, Inc.*	1,238	19,598
Unisys Corp.*	2,500	25,800
Western Digital Corp.*	1,600	14,064
Zebra Technologies Corp.*	500	30,505
		2,920,893
Consumer Electronics - 1.0%		
CNET Networks, Inc.*	1,000	9,150
DoubleClick, Inc.*	956	5,650
Earthlink, Inc.*	1,140	11,742
Electronic Arts, Inc.*	2,300	105,777
Garmin Ltd.	412	17,819
Harman International Industries, Inc.	534	57,538
Yahoo!, Inc.*	8,870	300,782
		508,458
Consumer Products - 1.2%		
Alberto-Culver Co.	593	25,784
American Greetings Corp.*	500	12,560
Blyth, Inc.	299	9,239
Gillette Co.	6,938	289,592
Kimberly-Clark Corp.	3,806	245,830
Snap-On, Inc.	400	11,024
Toro Co.	200	13,660
Yankee Candle Co., Inc.*	400	11,584
		619,273
Containers & Packaging - Metal & Glass - 0.0%		
Aptargroup, Inc.	257	11,300

Equity Securities - Cont'd	Shares	Value
Containers & Packaging - Paper & Plastic - 0.1%		
Bemis Co.	800	$21,264
Sealed Air Corp.*	600	27,810
Sonoco Products Co.	800	21,152
		70,226
Cosmetics - 0.4%		
Avon Products, Inc.	3,604	157,423
Estee Lauder Co.'s, Inc.	984	41,131
		198,554
Diversified Financial Services - 1.8%		
American Express Co.	8,564	440,703
Bisys Group, Inc.*	900	13,149
Chicago Mercantile Exchange Holdings, Inc.	200	32,260
CIT Group, Inc.	1,600	59,824
Goldman Sachs Group, Inc.	3,206	298,927
Leucadia National Corp.	359	20,337
New Century Financial Corp.	300	18,066
		883,266
Diversified Materials & Processing - 0.1%		
American Standard Co.'s*	1,428	55,563
Diversified Production - 0.4%		
Danaher Corp.	1,926	98,765
Dover Corp.	1,598	62,114
Pentair, Inc.	800	27,928
		188,807
Drug & Grocery Store Chains - 1.0%		
CVS Corp.	3,028	127,570
Supervalu, Inc.	1,086	29,919
Walgreen Co.	7,856	281,480
Whole Foods Market, Inc.	436	37,404
		476,373
Drugs & Pharmaceuticals - 9.4%		
Allergan, Inc.	982	71,244
AmerisourceBergen Corp.	852	45,761
Amylin Pharmaceuticals, Inc.*	600	12,312
Barr Laboratories, Inc.*	665	27,551
Bristol-Myers Squibb Co.	14,884	352,304
Cardinal Health, Inc.	3,261	142,734
Forest Laboratories, Inc.*	2,850	128,193
Gilead Sciences, Inc.*	3,268	122,158
Hospira, Inc.*	1,200	36,720
IVAX Corp.*	1,617	30,966
Johnson & Johnson	22,767	1,282,465
Medicis Pharmaceutical Corp.	400	15,616
Medimmune, Inc.*	1,932	45,788
Merck & Co., Inc.	16,968	559,944
MGI Pharma, Inc.*	500	13,345
Nektar Therapeutics*	600	8,688

EQUITY SECURITIES - CONT'D	SHARES	VALUE
Drugs & Pharmaceuticals - Cont'd		
Onyx Pharmaceuticals, Inc.*	300	$12,903
Par Pharmaceutical Cos, Inc.*	300	10,779
Pfizer, Inc.	57,910	1,772,046
Taro Pharmaceuticals Industries Ltd.*	200	4,676
		4,696,193
Education Services - 0.3%		
Apollo Group, Inc.*	1,257	92,226
Corinthian Colleges, Inc.*	700	9,436
DeVry, Inc.*	500	10,355
Education Management Corp.*	500	13,320
ITT Educational Services, Inc.*	400	14,420
Laureate Education, Inc.*	300	11,166
Strayer Education, Inc.	100	11,501
		162,424
Electric Companies - 0.0%		
Duquesne Light Holdings, Inc.	600	10,776
Electrical - Household Appliances - 0.1%		
Maytag Corp.	560	10,287
Whirlpool Corp.	454	27,281
		37,568
Electrical Equipment - 0.0%		
Hubbell, Inc., Class B	350	15,690
Electronic Equipment & Components - 0.5%		
Cooper Industries Ltd.	700	41,300
Emerson Electric Co.	3,200	198,048
Molex, Inc.	600	17,892
		257,240
Electronics - 0.2%		
Amphenol Corp.*	578	19,802
Avid Technology, Inc.*	200	9,374
Flir Systems, Inc.*	300	17,550
Sanmina-SCI Corp.*	3,985	28,094
Semtech Corp.*	606	11,617
		86,437
Electronics - Gauge & Meter - 0.1%		
Mettler Toledo International, Inc.*	300	14,166
Tektronix, Inc.	600	19,950
		34,116
Electronics - Medical Systems - 1.1%		
Affymetrix, Inc.*	500	15,355
Medtronic, Inc.	9,290	482,151
Varian Medical Systems, Inc.*	1,002	34,639
		532,145

EQUITY SECURITIES - CONT'D	SHARES	VALUE
Electronics - Semiconductors / Components - 4.2%		
Advanced Micro Devices, Inc.*	2,729	$35,477
Agere Systems, Inc.*	7,000	7,140
Altera Corp.*	2,919	57,125
Analog Devices, Inc.	2,891	112,113
Applied Micro Circuits Corp.*	2,420	7,575
Arrow Electronics, Inc.*	834	18,832
Atmel Corp.*	3,414	12,359
Avnet, Inc.*	918	15,716
Broadcom Corp.*	2,001	54,607
Conexant Systems, Inc.*	3,598	5,793
Fairchild Semiconductor International, Inc.*	876	12,413
Flextronics International Ltd.*	4,300	56,975
Integrated Circuit Systems, Inc.*	600	12,900
Integrated Device Technology, Inc.*	773	7,367
Intel Corp.	49,145	985,849
Intersil Corp.	1,100	17,523
Jabil Circuit, Inc.*	1,218	28,014
Linear Technology Corp.	2,401	87,012
LSI Logic Corp.*	2,900	12,499
Marvell Technology Group Ltd.*	1,414	36,948
Microchip Technology, Inc.	1,600	42,944
Micron Technology, Inc.*	4,673	56,216
PMC - Sierra, Inc.*	1,326	11,682
RF Micro Devices, Inc.*	1,418	8,990
Silicon Laboratories, Inc.*	300	9,927
Skyworks Solutions, Inc.*	1,200	11,400
Texas Instruments, Inc.	13,220	281,322
Vitesse Semiconductor Corp.*	1,700	4,641
Xilinx, Inc.	2,660	71,820
		2,083,179
Electronics - Technology - 0.1%		
Solectron Corp.*	7,398	36,620
Trimble Navigation Ltd.*	400	12,640
		49,260
Entertainment - 0.0%		
Pixar, Inc.*	164	12,940
Finance - Small Loan - 0.4%		
AmeriCredit Corp.*	1,220	25,474
SLM Corp.	3,330	148,518
		173,992
Finance Companies - 0.3%		
Capital One Financial Corp.	1,822	134,646

EQUITY SECURITIES - CONT'D	SHARES	VALUE
Financial Data Processing Services - 1.5%		
Automatic Data Processing, Inc.	4,488	$185,444
Checkfree Corp.*	490	13,558
Deluxe Corp.	399	16,367
DST Systems, Inc.*	525	23,347
Fair Isaac Corp.	550	16,060
First Data Corp.	6,551	284,969
Fiserv, Inc.*	1,523	53,092
Global Payments, Inc.	300	16,065
Jack Henry & Associates, Inc.	622	11,675
Paychex, Inc.	2,588	78,028
SunGard Data Systems, Inc.*	2,233	53,078
		751,683
Financial Information Services - 0.2%		
D & B Corp.*	502	29,467
Dow Jones & Co., Inc.	301	12,224
Moody's Corp.	980	71,785
		113,476
Financial Miscellaneous - 2.9%		
AMBAC Financial Group, Inc.	800	63,960
Brown & Brown, Inc.	400	18,280
CapitalSource, Inc.*	500	11,170
Fannie Mae	7,405	469,477
Fidelity National Financial, Inc.	1,219	46,444
First American Corp.	559	17,234
Freddie Mac	5,274	344,076
H & R Block, Inc.	1,188	58,711
MBIA, Inc.	1,053	61,295
MBNA Corp.	8,623	217,300
MGIC Investment Corp.	732	48,715
Nationwide Financial Services, Inc.	400	14,044
Providian Financial Corp.*	2,264	35,183
Radian Group, Inc.	710	32,823
		1,438,712
Foods - 1.3%		
Del Monte Foods Co.*	1,500	15,735
General Mills, Inc.	2,271	101,968
H.J. Heinz Co.	2,738	98,623
Hershey Foods Corp.	1,314	61,377
JM Smucker Co.	400	17,764
Kellogg Co.	1,800	76,788
McCormick & Co., Inc.	900	30,906
NBTY, Inc.*	500	10,780
Performance Food Group Co.*	400	9,480
Sysco Corp.	4,950	148,104
William Wrigley Jr. Co.	1,119	70,844
		642,369

EQUITY SECURITIES - CONT'D	SHARES	VALUE
Forest Products - 0.2%		
Weyerhaeuser Co.	1,700	$113,016
Healthcare Facilities - 0.4%		
DaVita, Inc.*	800	24,920
Health Management Associates, Inc.	1,878	38,368
Laboratory Corp. of America Holdings, Inc.*	1,116	48,792
LifePoint Hospitals, Inc.*	257	7,713
Pharmaceutical Product Development, Inc.*	402	14,472
Quest Diagnostics, Inc.	583	51,432
Renal Care Group, Inc.*	550	17,726
		203,423
Healthcare Management Services - 0.7%		
Caremark Rx, Inc.*	3,550	113,849
First Health Group Corp.*	696	11,199
Health Net, Inc.*	841	20,790
IMS Health, Inc.	1,799	43,032
Select Medical Corp.	700	9,401
Universal Health Services, Inc., Class B	460	20,010
WebMD Corp.*	2,394	16,662
Wellpoint Health Networks, Inc.*	1,200	126,108
		361,051
Healthcare Services - 0.5%		
Accredo Health, Inc.*	400	9,428
Anthem, Inc.*	1,100	95,975
Apria Healthcare Group, Inc.*	337	9,183
Express Scripts, Inc.*	511	33,389
Lincare Holdings, Inc.*	720	21,391
McKesson Corp.	2,074	53,198
Omnicare, Inc.	812	23,028
		245,592
Home Building - 0.4%		
DR Horton, Inc.	1,633	54,069
KB Home	307	25,938
MDC Holdings, Inc.	142	10,380
NVR, Inc.*	42	23,142
Pulte Homes, Inc.	826	50,692
Ryland Group, Inc.	162	15,011
Standard-Pacific Corp.	200	11,274
		190,506
Household Equipment & Products - 0.1%		
Black & Decker Corp.	600	46,464
Stanley Works	600	25,518
		71,982
Household Furnishings - 0.1%		
Ethan Allen Interiors, Inc.	266	9,244
Furniture Brands International, Inc.	422	10,584
Newell Rubbermaid, Inc.	2,079	41,663
		61,491

EQUITY SECURITIES - CONT'D	SHARES	VALUE
Identify Control & Filter Devices - 0.6%		
Agilent Technologies, Inc.*	3,364	$72,561
American Power Conversion Corp.	1,484	25,807
Donaldson Co., Inc.	600	17,034
Flowserve Corp.*	467	11,292
IDEX Corp.	400	13,584
Pall Corp.	942	23,060
Parker Hannifin Corp.	915	53,857
Roper Industries, Inc.	236	13,561
Waters Corp.*	977	43,086
		273,842
Insurance - Life - 0.7%		
AmerUs Group Co.	300	12,300
Conseco, Inc.*	1,200	21,192
Jefferson-Pilot Corp.	1,084	53,831
Principal Financial Group	2,400	86,328
Prudential Financial, Inc.	4,000	188,160
		361,811
Insurance - Multi-Line - 4.3%		
Aflac, Inc.	3,861	151,390
Allmerica Financial Corp.*	370	9,946
American International Group, Inc.	17,492	1,189,281
American National Insurance Co.	74	7,162
Arthur J. Gallagher & Co.	700	23,191
Cigna Corp.	1,062	73,947
Cincinnati Financial Corp.	1,209	49,835
Hartford Financial Services, Inc.	2,220	137,485
Hilb Rogal & Hamilton Co.	200	7,244
IPC Holdings Ltd.	318	12,087
Lincoln National Corp.	1,331	62,557
Markel Corp.*	64	19,738
PartnerRe Ltd.	436	23,845
Protective Life Corp.	500	19,655
Safeco Corp.	1,065	48,617
St. Paul Travelers Co.'s, Inc.	5,097	168,507
Stancorp Financial Group, Inc.	200	14,240
Torchmark Corp.	800	42,544
Unitrin, Inc.	347	14,425
UnumProvident Corp.	2,058	32,290
Willis Group Holdings Ltd.	1,100	41,140
		2,149,126
Insurance - Property & Casualty - 1.2%		
ACE Ltd.	2,200	88,132
Chubb Corp.	1,473	103,522
Commerce Group, Inc.	200	9,680
Erie Indemnity Co.	222	11,326
Everest Re Group Ltd.	400	29,732
Fremont General Corp.	500	11,575
HCC Insurance Holdings, Inc.	544	16,402
Mercury General Corp.	158	8,357
Ohio Casualty Corp.*	500	10,465

EQUITY SECURITIES - CONT'D	SHARES	VALUE
Insurance - Property & Casualty - Cont'd		
PMI Group, Inc.	700	$28,406
Progressive Corp.	1,430	121,193
RenaissanceRe Holdings Ltd.	525	27,079
Transatlantic Holdings, Inc.	181	9,837
White Mountains Insurance Group Ltd.	59	31,034
WR Berkley Corp.	550	23,188
XL Capital Ltd.	1,100	81,389
		611,317
Investment Management Companies - 0.3%		
Affiliated Managers Group, Inc.*	210	11,243
Eaton Vance Corp.	500	20,195
Federated Investors, Inc., Class B	731	20,790
SEI Investments Co.	495	16,672
T. Rowe Price Group, Inc.	943	48,036
Waddell & Reed Financial, Inc.	600	13,200
		130,136
Leisure Time - 0.0%		
SCP Pool Corp.	400	10,696
Machinery - Agricultural - 0.3%		
AGCO Corp.*	700	15,834
Deere & Co.	1,938	125,098
		140,932
Machinery - Construction & Handling - 0.0%		
Terex Corp.*	400	17,360
Machinery - Engines - 0.1%		
Briggs & Stratton Corp.	147	11,936
Cummins, Inc.	200	14,778
		26,714
Machinery - Industrial / Specialty - 0.4%		
Illinois Tool Works, Inc.	2,031	189,228
Kennametal, Inc.	300	13,545
		202,773
Machinery - Oil Well Equipment & Services - 0.2%		
Cooper Cameron Corp.*	470	25,775
FMC Technologies, Inc.*	500	16,700
Grant Prideco, Inc.*	880	18,031
Key Energy Services, Inc.*	1,046	11,558
Smith International, Inc.*	820	49,799
		121,863
Machinery - Specialty - 0.0%		
Graco, Inc.	550	18,425

EQUITY SECURITIES - CONT'D	SHARES	VALUE
Medical & Dental - Instruments & Supplies - 1.6%		
Beckman Coulter, Inc.	500	$28,060
Becton Dickinson & Co.	1,765	91,250
Biomet, Inc.	1,786	83,728
Boston Scientific Corp.*	4,600	182,758
Cooper Co's, Inc.	300	20,565
Cytyc Corp.*	807	19,489
Dade Behring Holdings, Inc.*	300	16,715
Dentsply International, Inc.	500	25,970
Edwards Lifesciences Corp.*	460	15,410
Gen-Probe, Inc.*	400	15,948
Henry Schein, Inc.*	287	17,883
Invacare Corp.	230	10,580
Patterson Cos, Inc.*	449	34,375
ResMed, Inc.*	220	10,474
Respironics, Inc.*	300	16,032
St. Jude Medical, Inc.*	1,400	105,378
Stryker Corp.	2,130	102,410
Techne Corp.*	300	11,454
		808,479
Medical Services - 0.1%		
Coventry Health Care, Inc.*	594	31,702
VCA Antech, Inc.*	600	12,378
		44,080
Milling - Fruit & Grain Production - 0.0%		
Corn Products International, Inc.	300	13,830
Miscellaneous Business & Consumer Discretionary - 0.1%		
E.W. Scripps Co.	624	29,815
Miscellaneous Equipment - 0.1%		
W.W. Grainger, Inc.	639	36,838
Multi-Sector Companies - 1.0%		
3M Co.	5,466	437,116
Carlisle Co.'s, Inc.	250	15,983
Lancaster Colony Corp.	200	8,433
Teleflex, Inc.	252	10,710
		472,242
Office Furniture & Business Equipment - 0.6%		
Diebold, Inc.	560	26,152
Herman Miller, Inc.	536	13,212
HNI Corp.	383	15,159
Lexmark International, Inc.*	972	81,658
Pitney Bowes, Inc.	1,792	79,027
Xerox Corp.*	6,433	90,577
		305,785
Office Supplies - 0.1%		
Avery Dennison Corp.	788	51,835

Equity Securities - Cont'd	Shares	Value
Oil - Crude Producers - 0.4%		
Chesapeake Energy Corp.	2,045	$32,372
EOG Resources, Inc.	900	59,265
Evergreen Resources, Inc.*	300	12,179
Patina Oil & Gas Corp.	500	14,785
Pioneer Natural Resources Co.	910	31,377
XTO Energy, Inc.	2,014	65,415
		215,393
Photography - 0.1%		
Eastman Kodak Co.	2,200	70,884
Production Technology Equipment - 0.7%		
Applied Materials, Inc.*	13,013	214,584
Cognex Corp.	300	7,860
Cymer, Inc.*	250	7,165
KLA-Tencor Corp.*	1,516	62,884
Lam Research Corp.*	1,000	21,880
Novellus Systems, Inc.*	1,130	30,047
Teradyne, Inc.*	1,472	19,725
Varian Semiconductor Equipment Associates, Inc.*	242	7,478
		371,623
Publishing - Miscellaneous - 0.4%		
John Wiley & Sons, Inc.	350	11,183
McGraw-Hill Co.'s, Inc.	1,462	116,507
Meredith Corp.	332	17,058
R.R. Donnelley & Sons Co.	1,719	53,839
		198,587
Publishing - Newspapers - 0.2%		
Belo Corp.	801	18,055
Lee Enterprises, Inc.	300	13,902
McClatchy Co.	200	14,166
Media General, Inc.	151	8,448
New York Times Co.	1,085	42,423
		96,994
Radio & Television Broadcasters - 0.3%		
Entercom Communications Corp.*	260	8,492
Sirius Satellite Radio, Inc.*	9,500	30,400
Univision Communications, Inc.*	1,970	62,272
XM Satellite Radio Holdings, Inc.*	1,600	49,632
		150,796
Real Estate - 0.1%		
St. Joe Co.	500	23,885
Real Estate Investment Trust - 0.0%		
La Quinta Corp.*	1,300	10,140
Recreational Vehicles & Boats - 0.3%		
Harley-Davidson, Inc.	2,240	133,146

EQUITY SECURITIES - CONT'D	SHARES	VALUE
Rent & Lease Services - Commercial - 0.0%		
United Rentals, Inc.*	500	$7,945
Restaurants - 0.6%		
Brinker International, Inc.*	741	23,082
CEC Entertainment, Inc.*	286	10,510
Cheesecake Factory, Inc.*	400	17,360
Darden Restaurants, Inc.	1,083	25,256
Krispy Kreme Doughnuts, Inc.*	400	5,064
Outback Steakhouse, Inc.	550	22,842
Panera Bread Co.*	200	7,508
PF Chang's China Bistro, Inc.*	200	9,698
Ruby Tuesday, Inc.	500	13,935
Starbucks Corp.*	3,075	139,789
		275,044
Retail - 4.9%		
Advance Auto Parts, Inc.*	587	20,193
Amazon.Com, Inc.*	2,265	92,548
Barnes & Noble, Inc.*	449	16,613
Bed Bath & Beyond, Inc.*	2,277	84,499
Best Buy Co., Inc.	2,040	110,650
BJ's Wholesale Club, Inc.*	570	15,584
Borders Group, Inc.	600	14,880
Carmax, Inc.*	800	17,240
CDW Corp.	548	31,800
Costco Wholesale Corp.	3,582	148,868
Dollar General Corp.	2,369	47,735
Dollar Tree Stores, Inc.*	896	24,147
Family Dollar Stores, Inc.	1,215	32,927
Fastenal Co.	540	31,104
Gap, Inc.	5,005	93,593
Home Depot, Inc.	16,999	666,361
Kohl's Corp.*	2,341	112,813
Linens 'N Things, Inc.*	300	6,951
Lowe's Co.'s, Inc.	5,488	298,273
Nordstrom, Inc.	806	30,821
Office Depot, Inc.*	2,416	36,312
O'Reilly Automotive, Inc.*	413	15,814
PETsMART, Inc.	1,100	31,229
Ross Stores, Inc.	1,200	28,128
Saks, Inc.	926	11,158
Staples, Inc.	3,804	113,435
Target Corp.	6,309	285,482
Tractor Supply Co.*	300	9,432
Williams-Sonoma, Inc.*	674	25,309
		2,453,899

Equity Securities - Cont'd	Shares	Value
Savings & Loans - 1.4%		
Astoria Financial Corp.	500	$17,745
Commercial Federal Corp.	321	8,661
Downey Financial Corp.	184	10,113
Golden West Financial Corp.	1,202	133,362
Greenpoint Financial Corp.	879	40,663
Hudson City Bancorp, Inc.	551	19,693
Independence Community Bank Corp.	581	22,688
IndyMac Bancorp, Inc.	500	18,100
New York Community Bancorp, Inc.	1,880	38,615
Peoples Bank Bridgeport	700	25,011
Sovereign Bancorp, Inc.	2,642	57,648
Washington Federal, Inc.	567	14,260
Washington Mutual, Inc.	6,707	262,110
Webster Financial Corp.	416	20,546
		689,215
Scientific Equipment & Supplies - 0.1%		
Applera Corp. - Applied Biosystems Group	1,533	28,928
Varian, Inc.*	300	11,361
		40,289
Securities Brokers & Services - 0.5%		
A.G. Edwards, Inc.	600	20,772
Ameritrade Holding Corp.*	2,177	26,146
Charles Schwab Corp.	8,543	78,510
E*trade Financial Corp.*	2,791	31,873
Franklin Resources, Inc.	1,044	58,213
Jefferies Group, Inc.	400	13,788
Legg Mason, Inc.	806	42,909
		272,211
Services - Commercial - 1.2%		
Brink's Co.	400	12,068
Choicepoint, Inc.*	666	28,405
Convergys Corp.*	1,095	14,706
Corporate Executive Board Co.	252	15,432
eBay, Inc.*	3,758	345,511
Getty Images, Inc.*	371	20,516
Iron Mountain, Inc.*	843	28,536
Manpower, Inc.	735	32,700
Monster Worldwide, Inc.*	800	19,712
PEP Boys - Manny Moe & Jack	400	5,600
Regis Corp.	300	12,066
Robert Half International, Inc.	1,276	32,883
Sabre Holdings Corp.	1,083	26,566
Weight Watchers International, Inc.*	305	11,840
		606,541
Shoes - 0.0%		
Reebok International Ltd.	337	12,375
Timberland Co.*	184	10,451
		22,826

EQUITY SECURITIES - CONT'D	SHARES	VALUE
Soaps & Household Chemicals - 2.5%		
Church & Dwight, Inc.	450	$12,627
Colgate-Palmolive Co.	4,041	182,572
Procter & Gamble Co.	19,740	1,068,329
		1,263,528
Steel - 0.1%		
Harsco Corp.	300	13,470
Worthington Industries	500	10,675
		24,145
Telecommunications - Long Distance - 0.0%		
McLeod USA, Inc., Escrowed*	2,259	—
Telecommunications Equipment - 0.2%		
American Tower Corp.*	1,700	26,095
Andrew Corp.*	1,110	13,586
Crown Castle International Corp.*	1,702	25,326
Plantronics, Inc.	400	17,296
Polycom, Inc.*	800	15,856
		98,159
Textiles Apparel Manufacturers - 0.1%		
Jones Apparel Group, Inc.	1,000	35,800
Tommy Hilfiger Corp.*	700	6,909
		42,709
Transportation Miscellaneous - 0.7%		
CH Robinson Worldwide, Inc.	647	30,014
United Parcel Service, Inc., Class B	4,503	341,868
		371,882
Truckers - 0.0%		
CNF, Inc.	350	14,346
Utilities - Cable, Television, & Radio - 0.8%		
Cablevision Systems Corp.*	1,547	31,373
Comcast Corp., Special Class A*	9,643	272,318
COX Communications, Inc.*	1,609	53,306
UnitedGlobalCom, Inc.*	2,800	20,916
		377,913
Utilities - Electrical - 0.2%		
Hawaiian Electric Industries, Inc.	600	15,924
NiSource, Inc.	2,000	42,020
OGE Energy Corp.	700	17,661
Puget Energy, Inc.	800	18,160
		93,765

EQUITY SECURITIES - CONT'D	SHARES	VALUE
Utilities - Gas Distribution - 0.5%		
AGL Resources, Inc.	420	$12,923
Atmos Energy Corp.	500	12,595
Energen Corp.	300	15,465
KeySpan Corp.	1,207	47,314
Kinder Morgan, Inc.	712	44,728
Nicor, Inc.	300	11,010
Oneok, Inc.	700	18,214
Peoples Energy Corp.	257	10,712
Piedmont Natural Gas Co., Inc.	241	10,590
Questar Corp.	656	30,058
WGL Holdings, Inc.	400	11,304
		224,913
Utilities - Gas Pipelines - 0.1%		
Equitable Resources, Inc.	489	26,558
Utilities - Miscellaneous - 0.0%		
MDU Resources Group, Inc.	850	22,381
Utilities - Telecommunications - 3.6%		
Alltel Corp.	2,411	132,388
AT&T Wireless Services, Inc.*	17,295	255,620
Bellsouth Corp.	14,074	381,687
CenturyTel, Inc.	984	33,692
Cincinnati Bell, Inc.*	1,900	6,631
Citizens Communications Co.	2,193	29,364
Nextel Communications, Inc.*	8,213	195,798
NII Holdings, Inc.*	400	16,484
NTL, Inc.*	572	35,504
SBC Communications, Inc.	25,425	659,779
Telephone & Data Systems, Inc.	360	30,301
Western Wireless Corp.*	600	15,426
		1,792,674
Utilities - Water - 0.0%		
Aqua America, Inc.	725	16,030
Wholesalers - 0.1%		
Tech Data Corp.*	460	17,733
United Stationers, Inc.*	300	13,020
		30,753
Total Equity Securities (Cost $50,342,673)		48,948,763

U.S. TREASURY OBLIGSTIONS - 0.2%	PRINCIPAL AMOUNT	VALUE
United States Treasury Bills, 2/17/05 *(l)*	$100,000	$99,355
Total U.S. Treasury Obligations (Cost $99,355)		99,355
TOTAL INVESTMENTS (Cost $50,442,028) - 98.3% .		49,048,118
Other assets and liabilities, net - 1.7%		834,807
NET ASSETS - 100%		$49,882,925

NET ASSETS CONSIST OF:

Paid-in capital applicable to the following shares of common stock with 250,000,000 shares of $0.01 par value share authorized.	
Class A: 3,804,719 shares outstanding	$41,020,620
Class B: 405,009 shares outstanding	4,147,148
Class C: 487,368 shares outstanding	5,175,203
Class I: 116,213 shares outstanding	7,198,453
Undistributed net investment income	158,289
Accumulated net realized gain (loss) on investments	(6,417,052)
Net unrealized appreciation (depreciation) on investments	(1,399,736)
NET ASSETS	$49,882,925

NET ASSET VALUE PER SHARE

Class A (based on net assets of $39,684,016)	$10.43
Class B (based on net assets of $4,071,787)	$10.05
Class C (based on net assets of $4,895,884)	$10.05
Class I (based on net assets of $1,231,238)	$10.59

FUTURES	# OF CONTRACTS	EXPIRATION DATE	UNDERLYING FACE AMOUNT AT VALUE	UNREALIZED APPRECIATION (DEPRECIATION)
Purchased:				
S&P 500 Index^	2	12/04	$557,450	($5,826)

* Non-income producing security.
(l) Collateral for futures contracts.
^ Futures collateralized by 100,000 units of U.S. Treasury Bills.

See notes to financial statements.

STATEMENT OF OPERATIONS
YEAR ENDED SEPTEMBER 30, 2004

NET INVESTMENT INCOME

Investment Income:	
Dividend income (net of foreign taxes withheld of $152)	$628,530
Interest income	3,731
Total investment income	632,261
Expenses:	
Investment advisory fee	102,322
Transfer agency fees and expenses	112,563
Distribution Plan expenses:	
Class A	86,668
Class B	34,990
Class C	40,764
Directors' fees and expenses	9,404
Administrative fees	98,280
Accounting fees	40,817
Custodian fees	131,409
Registration fees	42,764
Reports to shareholders	14,755
Professional fees	21,082
Miscellaneous	2,409
Total expenses	738,227
Reimbursement from Advisor:	
Class A	(246,952)
Class B	(29,495)
Class C	(28,223)
Class I	(21,633)
Fees paid indirectly	(7,223)
Net expenses	404,701
NET INVESTMENT INCOME	227,560

REALIZED AND UNREALIZED GAIN (LOSS)

Net realized gain (loss) on:	
Investments	(1,120,772)
Futures	109,465
	(1,011,307)
Change in unrealized appreciation or (depreciation) on:	
Investments	4,339,403
Futures	2,762
	4,342,165
NET REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS	3,330,858
INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS	$3,558,418

See notes to financial statements.

STATEMENTS OF CHANGES IN NET ASSETS

INCREASE (DECREASE) IN NET ASSETS	YEAR ENDED SEPTEMBER 30, 2004	YEAR ENDED SEPTEMBER 30, 2003
Operations:		
Net investment income	$227,560	$172,024
Net realized gain (loss) on investments	(1,011,307)	(1,194,438)
Change in unrealized appreciation (depreciation)	4,342,165	8,044,310
INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS	3,558,418	7,021,896
Distributions to shareholders from:		
Net investment income:		
Class A shares	(149,655)	(83,734)
Class B shares	(14,496)	(6,255)
Class C shares	(16,049)	(7,191)
Class I shares	(23,486)	(16,925)
Total distributions	(203,686)	(114,105)
Capital share transactions:		
Shares sold:		
Class A shares	15,761,126	7,433,889
Class B shares	1,780,598	1,027,019
Class C shares	2,832,132	975,261
Class I shares	134,100	—
Reinvestment of distributions:		
Class A shares	143,595	81,681
Class B shares	11,296	4,728
Class C shares	10,768	4,122
Class I shares	23,486	16,925
Redemption fees		
Class A shares	853	—
Shares redeemed:		
Class A shares	(6,476,542)	(2,521,751)
Class B shares	(258,901)	(182,193)
Class C shares	(639,424)	(238,428)
Class I shares	(4,017,485)	(125,651)
Total capital share transactions	9,305,602	6,475,602
TOTAL INCREASE (DECREASE) IN NET ASSETS	12,660,334	13,383,393
NET ASSETS		
Beginning of year	37,222,591	23,839,198
End of year (including undistributed net investment income of $158,289 and $134,445, respectively.)	$49,882,925	$37,222,591

See notes to financial statements.

CAPITAL SHARE ACTIVITY	YEAR ENDED SPETEMBER 30, 2004	YEAR ENDED SEPTEMBER 30, 2003
Shares sold:		
Class A shares	1,497,705	837,983
Class B shares	174,546	118,164
Class C shares	276,771	112,054
Class I shares	12,784	—
Reinvestment of distributions:		
Class A shares	13,559	9,973
Class B shares	1,099	588
Class C shares	1,049	513
Class I shares	2,189	2,047
Shares redeemed:		
Class A shares	(617,731)	(292,209)
Class B shares	(25,416)	(21,738)
Class C shares	(63,226)	(28,521)
Class I shares	(366,144)	(13,714)
Total capital share activity	907,185	725,140

See notes to financial statements.

NOTES TO FINANCIAL STATEMENTS

NOTE A — SIGNIFICANT ACCOUNTING POLICIES

General: The Calvert Social Index Fund (the "Fund"), the sole series of Calvert Social Index Series, Inc., is registered under the Investment Company Act of 1940 as a diversified, open-end management investment company. The Fund offers four classes of shares of capital stock. Class A shares are sold with a maximum front-end sales charge of 4.75%. Class B shares are sold without a front-end sales charge. With certain exceptions, the Fund will impose a deferred sales charge at the time of redemption, depending on how long investors have owned the shares. Class C shares are sold without a front-end sales charge. With certain exceptions, the Fund will impose a deferred sales charge on shares sold within one year of purchase. Class B and Class C shares have higher levels of expenses than Class A shares. Class I shares require a minimum account balance of $1,000,000. The $1 million minimum initial investment may be waived for certain institutional accounts, where it is believed to be in the best interest of the Fund and its shareholders. Class I shares have no front-end or deferred sales charge. Each class has different: (a) dividend rates, due to differences in Distribution Plan expenses and other class specific expenses, (b) exchange privileges and (c) class specific voting rights.

Security Valuation: Net asset value per share is determined every business day as of the close of the regular session of the New York Stock Exchange (generally 4:00 p.m. Eastern time), and at such other times as may be necessary or appropriate. Securities for which market quotations are available are valued at last sale price or official closing price on the primary market or exchange in which they trade. Unlisted securities and listed securities for which the last sale price is unavailable are valued at the most recent bid price or based on a yield equivalent obtained from the securities' market maker. Short-term notes are stated at amortized cost, which approximates fair value. The Fund may invest in securities whose resale is subject to restrictions. Investments for which market quotations are not available or deemed inappropriate are fair valued in good faith under the direction of the Board of Directors.

In determining fair value, the Board considers all relevant qualitative and quantitative information available. These factors are subject to change over time and are reviewed periodically. The values assigned to fair value investments are based on available information and do not necessarily represent amounts that might ultimately be realized. Further, because of the inherent uncertainty of valuation, those estimated values may differ significantly from the values that would have been used had a ready market for the investments existed, and the differences could be material. At September 30, 2004 there were no securities fair valued under the direction of the Board of Directors.

Repurchase Agreements: The Fund may enter into repurchase agreements with recognized financial institutions or registered broker/dealers and, in all instances, holds underlying securities with a value exceeding the total repurchase price, including accrued interest. Although risk is mitigated by the collateral, the Fund could experience a delay in recovering its value and a possible loss of income or value if the counterparty fails to perform in accordance with the terms of the agreement.

Futures Contracts: The Fund may enter into futures contracts agreeing to buy or sell a financial instrument for a set price at a future date. Initial margin deposits of either cash or securities as required by the broker are made upon entering into the contract. While the contract is open, daily variation margin payments are made to or received from the broker reflecting the daily change in market value of the contract and are recorded for financial reporting purposes as unrealized gains or losses by the Fund. When a futures contract is closed, a realized gain or loss is recorded equal to the difference between the opening and closing value of the contract. The risks associated with entering into futures contracts may include the possible illiquidity of the secondary market which would limit the Fund's ability to close out a futures contract prior to the settlement date, an imperfect correlation between the value of the contracts and the underlying financial instruments, or that the counterparty will fail to perform its obligations under the contracts' terms.

Security Transactions and Net Investment Income: Security transactions are accounted for on trade date. Realized gains and losses are recorded on an identified cost basis. Dividend income is recorded on the ex-dividend date. Interest income, which includes amortization of premium and accretion of discount on debt securities, is accrued as earned. Investment income and realized and unrealized gains and losses are allocated to separate classes of shares based upon the relative net assets of each class. Expenses arising in connection with a class are charged directly to that class. Expenses common to the classes are allocated to each class in proportion to their relative net assets.

Distributions to Shareholders: Distributions to shareholders are recorded by the Fund on ex-dividend date. Dividends from net investment income and distributions from net realized capital gains, if any, are paid at least annually. Distributions are determined in accordance with income tax regulations which may differ from generally accepted accounting principles; accordingly, periodic reclassifications are made within the Fund's capital accounts to reflect income and gains available for distribution under income tax regulations.

Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

Redemption Fees: Effective February 1, 2004, the Fund began to charge a 2% redemption fee on redemptions, including exchanges, made within 30 days of purchase in the same Fund (within five days for Class I shares). The redemption fee is paid to the Fund, and is intended to discourage market-timers by ensuring that short-term trading costs are borne by the investors making the transactions and not the shareholders already in the Fund.

Expense Offset Arrangements: The Fund has an arrangement with its custodian bank whereby the custodian's and transfer agent's fees may be paid indirectly by credits earned on the Fund's cash on deposit with the bank. Such a deposit arrangement is an alternative to overnight investments.

Federal Income Taxes: No provision for federal income or excise tax is required since the Fund intends to qualify as a regulated investment company under the Internal Revenue Code and to distribute substantially all of its taxable earnings.

NOTE B — RELATED PARTY TRANSACTIONS

Calvert Asset Management Company, Inc. (the "Advisor") is wholly-owned by Calvert Group, Ltd. ("Calvert"), which is indirectly wholly-owned by Ameritas Acacia Mutual Holding Company. The Advisor provides investment advisory services and pays the salaries and fees of officers and affiliated Directors of the Fund. For its services, the Advisor receives an annual fee, payable monthly, of .225% of the Fund's average daily net assets. Under the terms of the agreement, $5,799 was payable at year end.

The Advisor has contractually agreed to limit net annual fund operating expenses through January 31, 2005. The contractual expense cap is .75% for Class A, 1.75% for Class B, 1.75% for Class C and .375% for Class I. For the purpose of this expense limit, operating expenses do not include interest expense, brokerage commissions, taxes, extraordinary expenses and capital items.

Calvert Administrative Services Company, an affiliate of the Advisor, provides administrative services to the Fund for an annual fee, payable monthly, of .225% for Class A, Class B, and Class C shares and .10% for Class I shares based on their average daily net assets. Under the terms of the agreement, $9,044 was payable at year end.

Calvert Distributors, Inc., an affiliate of the Advisor, is the distributor and principal underwriter for the Fund. Distribution Plans, adopted by Class A, Class B and Class C shares, allow the Fund to pay the Distributor for expenses and services associated with distribution of shares. The expenses paid may not exceed .25%, 1.00% and 1.00% annually of average daily net assets of each Class A, Class B and Class C, respectively. Class I does not have Distribution Plan expenses. Under the terms of the agreement, $15,427 was payable at year end.

The Distributor received $50,533 as its portion of commissions charged on sales of the Fund's Class A shares for the year ended September 30, 2004.

Calvert Shareholder Services, Inc. ("CSSI"), an affiliate of the Advisor, is the shareholder servicing agent for the Fund. For its services, CSSI received fees of $28,281 for the year ended September 30, 2004. Under the terms of the agreement, $2,548 was payable at year end. Boston Financial Data Services, Inc. is the transfer and dividend disbursing agent.

Each Director of the Fund who is not affiliated with the Advisor receives an annual fee of $1,000.

NOTE C — INVESTMENT ACTIVITY

During the year, purchases and sales of investments, other than short-term securities, were $15,425,628 and $6,290,640, respectively.

The cost of investments owned at September 30, 2004 for federal income tax purposes was $52,913,808. Net unrealized depreciation aggregated $3,865,690, of which $5,211,474 related to appreciated securities and $9,077,164 related to depreciated securities.

Net realized capital loss carryforwards for federal income tax purposes of $115,227, $1,114,446, $1,821,069 and $900,355 at September 30, 2004 may be utilized to offset future capital gains until expiration in September 2009, September 2010, September 2011 and September 2012, respectively.

The tax character of dividends and distributions paid during the years ended September 30, 2004, and September 30 2003, were as follows:

Distributions paid from:	2004	2003
Ordinary income	$203,686	$114,105
Total	$203,686	$114,105

As of September 30, 2004, the components of distributable earnings/(accumulated losses) on a tax basis were as follows:

Undistributed income	$158,289
Capital loss carryforward	(3,951,097)
Unrealized appreciation (depreciation)	(3,865,690)
	($7,658,498)

The differences between the components of distributable earnings on a tax basis and the amounts reflected in the statement of net assets are primarily due to wash sales and the tax treatment of Section 1256 contracts.

Note D — Line of Credit

A financing agreement is in place with all Calvert Group Funds (except for the Calvert Social Investment Fund's Balanced and Enhanced Equity Portfolios, the CVS Calvert Social Balanced Portfolio and the CVS Ameritas Index 500 Portfolio) and State Street Bank and Trust Company ("the Bank"). Under the agreement, the Bank is providing an unsecured line of credit facility, in the aggregate amount of $50 million ($25 million committed and $25 million uncommitted), to be accessed by the Funds for temporary or emergency purposes only. Borrowings under this facility bear interest at the overnight Federal Funds Rate plus .50% per annum. A commitment fee of .10% per annum will be incurred on the unused portion of the committed facility which will be allocated to all participating funds. The Fund had no loans outstanding pursuant to this line of credit at September 30, 2004. For the year ended September 30, 2004, borrowings by the Fund under the Agreement were as follows:

Average Daily Balance	Weighted Average Interest Rate	Maximum Amount Borrowed	Month of Maximum Amount Borrowed
$2,243	1.59%	$382,320	April 2004

TAX INFORMATION (UNAUDITED)

For corporate shareholders, a total of 100% of the ordinary distributions paid during fiscal year ending September 30, 2004 qualify for the corporate dividends received deduction. Additional informaton will be provided to shareholders in January 2005 for use in preparing 2004 income tax returns.

FINANCIAL HIGHLIGHTS

	YEARS ENDED		
CLASS A SHARES	SEPTEMBER 30, 2004 (z)	SEPTEMBER 30, 2003	SEPTEMBER 30, 2002
Net asset value, beginning	**$9.55**	**$7.50**	**$9.68**
Income from investment operations			
Net investment income	.06	.05	.03
Net realized and unrealized gain (loss)	.87	2.03	(2.17)
Total from investment operations	.93	2.08	(2.14)
Distributions from:			
Net investment income	(.05)	(.03)	(.04)
Total distributions	(.05)	(.03)	(.04)
Total increase (decrease) in net asset value	0.88	2.05	(2.18)
Net asset value, ending	**$10.43**	**$9.55**	**$7.50**
Total return*	9.73%	27.88%	(22.27%)
Ratios to average net assets:			
Net investment income	.64%	.63%	.36%
Total expenses	1.48%	1.62%	1.65%
Expenses before offsets	.77%	.77%	.77%
Net expenses	.75%	.75%	.75%
Portfolio turnover	14%	7%	9%
Net assets, ending (in thousands)	**$39,684**	**$27,802**	**$17,663**

	PERIODS ENDED	
CLASS A SHARES	SEPTEMBER 30, 2001	SEPTEMBER 30, 2000 #
Net asset value, beginning	**$14.78**	**$15.00**
Income from investment operations		
Net investment income	.04	—
Net realized and unrealized gain (loss)	(5.10)	(.22)
Total from investment operations	(5.06)	(.22)
Distributions from:		
Net investment income	(.04)	—
Total distributions	(.04)	—
Total increase (decrease) in net asset value	(5.10)	(.22)
Net asset value, ending	**$9.68**	**$14.78**
Total return*	(34.31%)	(1.47%)
Ratios to average net assets:		
Net investment income	.33%	.06% (a)
Total expenses	1.84%	2.94% (a)
Expenses before offsets	.85%	1.01% (a)
Net expenses	.75%	.75% (a)
Portfolio turnover	13%	10%
Net assets, ending (in thousands)	**$18,614**	**$2,478**

FINANCIAL HIGHLIGHTS

CLASS B SHARES	YEARS ENDED		
	SEPTEMBER 30, 2004 (z)	SEPTEMBER 30, 2003	SEPTEMBER 30, 2002
Net asset value, beginning	$9.30	$7.38	$9.60
Income from investment operations			
Net investment income (loss)	(.03)	.01	(.03)
Net realized and unrealized gain (loss)	.83	1.94	(2.18)
Total from investment operations	.80	1.95	(2.21)
Distributions from:			
Net investment income	(.05)	(.03)	(.01)
Total distributions	(.05)	(.03)	(.01)
Total increase (decrease) in net asset value	0.75	1.92	(2.22)
Net asset value, ending	$10.05	$9.30	$7.38
Total return*	8.57%	26.55%	(23.05%)
Ratios to average net assets:			
Net investment income (loss)	(.36%)	(.37%)	(.62%)
Total expenses	2.61%	3.05%	3.44%
Expenses before offsets	1.77%	1.77%	1.77%
Net expenses	1.75%	1.75%	1.75%
Portfolio turnover	14%	7%	9%
Net assets, ending (in thousands)	$4,072	$2,369	$1,164

CLASS B SHARES	PERIODS ENDED	
	SEPTEMBER 30, 2001	SEPTEMBER 30, 2000 #
Net asset value, beginning	$14.77	$15.00
Income from investment operations		
Net investment income (loss)	(.07)	(.01)
Net realized and unrealized gain (loss)	(5.09)	(.22)
Total from investment operations	(5.16)	(.23)
Distributions from:		
Net investment income	(.01)	—
Total distributions	(.01)	—
Total increase (decrease) in net asset value	(5.17)	(.23)
Net asset value, ending	$9.60	$14.77
Total return*	(34.96%)	(1.53%)
Ratios to average net assets:		
Net investment income (loss)	(.66%)	(.89%) (a)
Total expenses	5.67%	15.72% (a)
Expenses before offsets	1.85%	2.00% (a)
Net expenses	1.75%	1.75% (a)
Portfolio turnover	13%	10%
Net assets, ending (in thousands)	$860	$238

FINANCIAL HIGHLIGHTS

| | YEARS ENDED | | |
CLASS C SHARES	SEPTEMBER 30, 2004 (z)	SEPTEMBER 30, 2003	SEPTEMBER 30, 2002
Net asset value, beginning	$9.29	$7.37	$9.58
Income from investment operations			
Net investment income (loss)	(.03)	.01	(.04)
Net realized and unrealized gain (loss)	.84	1.94	(2.16)
Total from investment operations	.81	1.95	(2.20)
Distributions from:			
Net investment income	(.05)	(.03)	(.01)
Total distributions	(.05)	(.03)	(.01)
Total increase (decrease) in net asset value	0.76	1.92	(2.21)
Net asset value, ending	$10.05	$9.29	$7.37
Total return*	8.69%	26.59%	(23.00%)
Ratios to average net assets:			
Net investment income (loss)	(.36%)	(.36%)	(.63%)
Total expenses	2.46%	2.88%	2.93%
Expenses before offsets	1.77%	1.77%	1.77%
Net expenses	1.75%	1.75%	1.75%
Portfolio turnover	14%	7%	9%
Net assets, ending (in thousands)	$4,896	$2,534	$1,391

| | PERIODS ENDED | |
CLASS C SHARES	SEPTEMBER 30, 2001	SEPTEMBER 30, 2000 #
Net asset value, beginning	$14.76	$15.00
Income from investment operations		
Net investment income (loss)	(.07)	(.02)
Net realized and unrealized gain (loss)	(5.09)	(.22)
Total from investment operations	(5.16)	(.24)
Distributions from:		
Net investment income	(.02)	—
Total distributions	(.02)	—
Total increase (decrease) in net asset value	(5.18)	(.24)
Net asset value, ending	$9.58	$14.76
Total return*	(35.01%)	(1.60%)
Ratios to average net assets:		
Net investment income (loss)	(.67%)	(.94%) (a)
Total expenses	4.32%	12.34% (a)
Expenses before offsets	1.85%	1.99% (a)
Net expenses	1.75%	1.75% (a)
Portfolio turnover	13%	10%
Net assets, ending (in thousands)	$1,318	$228

FINANCIAL HIGHLIGHTS

	YEARS ENDED		
CLASS I SHARES	SEPTEMBER 30, 2004 (z)	SEPTEMBER 30, 2003	SEPTEMBER 30, 2002
Net asset value, beginning	$9.67	$7.56	$9.73
Income from investment operations			
Net investment income	.10	.09	.06
Net realized and unrealized gain (loss)	.87	2.06	(2.18)
Total from investment operations	.97	2.15	(2.12)
Distributions from:			
Net investment income	(.05)	(.04)	(.05)
Total distributions	(.05)	(.04)	(.05)
Total increase (decrease) in net asset value	0.92	2.11	(2.17)
Net asset value, ending	$10.59	$9.67	$7.56
Total return*	10.03%	28.46%	(21.99%)
Ratios to average net assets:			
Net investment income	1.02%	1.01%	.73%
Total expenses	1.06%	1.19%	1.20%
Expenses before offsets	.39%	.39%	.39%
Net expenses	.38%	.38%	.38%
Portfolio turnover	14%	7%	9%
Net assets, ending (in thousands)	$1,231	$4,518	$3,622

	PERIODS ENDED	
CLASS I SHARES	SEPTEMBER 30, 2001	SEPTEMBER 30, 2000 #
Net asset value, beginning	$14.81	$15.00
Income from investment operations		
Net investment income	.08	.03
Net realized and unrealized gain (loss)	(5.12)	(.22)
Total from investment operations	(5.04)	(.19)
Distributions from:		
Net investment income	(.04)	—
Total distributions	(.04)	—
Total increase (decrease) in net asset value	(5.08)	(.19)
Net asset value, ending	$9.73	$14.81
Total return*	(34.08%)	(1.27%)
Ratios to average net assets:		
Net investment income	.72%	.77% (a)
Total expenses	1.18%	1.21% (a)
Expenses before offsets	.48%	.62% (a)
Net expenses	.38%	.38% (a)
Portfolio turnover	13%	10%
Net assets, ending (in thousands)	$4,249	$19,750

(a) *Annualized.*

(z) *Per share figures are calculated using the Average Shares Method.*

* *Total return is not annualized for periods less than one year and does not reflect deduction of any front-end or deferred sales charge.*

\# *From June 30, 2000 inception.*

See notes to financial statements.

EXPLANATION OF FINANCIAL TABLES

SCHEDULE OF INVESTMENTS

The Schedule of Investments is a snapshot of all securities held in the fund at their market value, on the last day of the reporting period. Securities are listed by asset type (e.g., common stock, corporate bonds, U.S. government obligations) and may be further broken down into sub-groups and by industry classification.

STATEMENT OF ASSETS AND LIABILITIES

The Statement of Assets and Liabilities is often referred to as the fund's balance sheet. It lists the value of what the fund owns, is due and owes on the last day of the reporting period. The fund's assets include the market value of securities owned, cash, receivables for securities sold and shareholder subscriptions, and receivables for dividends and interest payments that have been earned, but not yet received. The fund's liabilities include payables for securities purchased and shareholder redemptions, and expenses owed but not yet paid. The statement also reports the fund's net asset value (NAV) per share on the last day of the reporting period. The NAV is calculated by dividing the fund's net assets (assets minus liabilities) by the number of shares outstanding. This statement is accompanied by a Schedule of Investments. Alternatively, if certain conditions are met, a Statement of Net Assets may be presented in lieu of this statement and the Schedule of Investments.

STATEMENT OF NET ASSETS

The Statement of Net Assets provides a detailed list of the fund's holdings, including each security's market value on the last day of the reporting period. The Statement of Net Assets includes a Schedule of Investments. Other assets are added and other liabilities subtracted from the investments total to calculate the fund's net assets. Finally, net assets are divided by the outstanding shares of the fund to arrive at its share price, or Net Asset Value (NAV) per share.

At the end of the Statement of Net Assets is a table displaying the composition of the fund's net assets. Paid in Capital is the money invested by shareholders and represents the bulk of net assets. Undistributed Net Investment Income and Accumulated Net Realized Gains usually approximate the amounts the fund had available to distribute to shareholders as of the statement date. Accumulated Realized Losses will appear as negative balances. Unrealized Appreciation (Depreciation) is the difference between the market value of the fund's investments and their cost, and reflects the gains (losses) that would be realized if the fund were to sell all of its investments at their statement-date values.

STATEMENT OF OPERATIONS

The Statement of Operations summarizes the fund's investment income earned and expenses incurred in operating the fund. Investment income includes dividends earned from stocks and interest earned from interest-bearing securities in the fund. Expenses incurred in operating the fund include the advisory fee paid to the investment advisor, administrative services fees, distribution plan expenses (if applicable), transfer agent fees, shareholder servicing expenses, custodial, legal, and audit fees, and the printing and postage expenses related to shareholder reports. Expense offsets (fees paid indirectly) are also shown. Credits earned from offset arrangements are used to reduce the fund's expenses. This statement also shows net gains (losses) realized on the sale of investments and the increase or decrease in the unrealized appreciation (depreciation) on investments held during the period.

STATEMENT OF CHANGES IN NET ASSETS

The Statement of Changes in Net Assets shows how the fund's total net assets changed during the two most recent reporting periods. Changes in the fund's net assets are attributable to investment operations, distributions and capital share transactions.

The Operations section of the report summarizes information detailed in the Statement of Operations. The Distribution section shows the dividend and capital gain distributions made to shareholders. The amounts shown as distributions in this section may not match the net investment income and realized gains amounts shown in the Operations section because distributions are determined on a tax basis and certain investments or transactions may be treated differently for financial statement and tax purposes. The Capital Share Transactions section shows the amount shareholders invested in the fund, either by purchasing shares or by reinvesting distributions, and the amounts redeemed. The corresponding numbers of shares issued, reinvested and redeemed are shown at the end of the report.

FINANCIAL HIGHLIGHTS

The Financial Highlights table provides a per-share breakdown per class of the components that affect the fund's net asset value for current and past reporting periods. The table provides total return, total distributions, expense ratios, portfolio turnover and net assets for the applicable period. Total return is a measure of a fund's performance that encompasses all elements of return: dividends, capital gain distributions and changes in net asset value. Total return is the change in value of an investment over a given period, assuming reinvestment of any dividends and capital gain distributions, expressed as a percentage of the initial investment. Total distributions include distributions from net investment income and net realized gains. Long-term gains are earned on securities held in the fund more than one year. Short-term gains, on the sale of securities held less than one year, are treated as ordinary dividend income for tax purposes. The expense ratio is a fund's cost of doing business, expressed as a percentage of net assets. These expenses directly reduce returns to shareholders. Portfolio turnover measures the trading activity in a fund's investment portfolio – how often securities are bought and sold by a fund. Portfolio turnover is affected by market conditions, changes in the size of the fund, the nature of the fund's investments and the investment style of the portfolio manager.

PROXY VOTING

The Proxy Voting Guidelines of the Calvert Funds that the Fund uses to determine how to vote proxies relating to portfolio securities is provided as an Appendix to the Fund's Statement of Additional Information. The Statement of Additional Information can be obtained free of charge by calling the Fund at 1-800-368-2745, by visiting the Calvert website at www.calvert.com; or by visiting the SEC's website at www.sec.gov.

Information regarding how the Fund voted proxies relating to portfolio securities during the most recent 12-month period ended June 30 is available on the Fund's website at www.calvert.com and on the SEC's website at www.sec.gov.

AVAILABILITY OF QUARTERLY PORTFOLIO HOLDINGS

The Fund files its complete schedule of portfolio holdings with the SEC for the first and third quarters of each fiscal year on Form N-Q. The first N-Q filings for this Fund will be for the quarter ending December 31, 2004. The Fund's Form N-Q will be available on the SEC's website at www.sec.gov. The Fund's Form N-Q may be reviewed and copied at the SEC's Public Reference Room in Washington, DC; information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330. The Fund makes the information on Form N-Q available to shareholders on the Calvert website at www.calvert.com.

DIRECTOR AND OFFICER INFORMATION TABLE

Name & Date of Birth	Position with Fund	Position Start Date	Principal Occupation During Last 5 Years	# of Calvert Portfolios Overseen	Other Directorships (Not Applicable to Officers)
INDEPENDENT TRUSTEES/DIRECTORS					
REBECCA ADAMSON DOB: 09/10/49	Director	2000	President of the national non-profit, First Nations Financial Project. Founded by her in 1980, First Nations is the only American Indian alternative development institute in the country.	9	• Tom's of Maine • Calvert Foundation
RICHARD L. BAIRD, JR. DOB: 05/09/48	Director	2000	President and CEO of the Family Health Council, Inc. in Pittsburgh, PA, a non-profit corporation which provides family planning services, nutrition, maternal/child health care, and various health screening services.	17	

FREDERICK A. DAVIE, JR. DOB: 04/15/56	Director	2001	Vice President of Public/Private Ventures since June, 2001. He was formerly Program Officer for the Ford Foundation and prior to that he served as Deputy Borough President for the Borough of Manhattan.	6	• Auburn Seminary
JOHN GUFFEY, JR. DOB: 05/15/48	Director	2000	Treasurer and Director of Silby, Guffey and Co., Inc. a venture capital firm.	19	• Ariel Funds • Calvert Foundation • Calvert Ventures, LLC
JOY V. JONES DOB: 07/02/50	Director	2000	Attorney and entertainment manager in New York City.	9	
TERRENCE J. MOLLNER, Ed.D. DOB: 12/13/44	Director	2000	Founder, Chairperson, and President of Trusteeship Institute, Inc., a diverse foundation known principally for its consultation to corporations converting to cooperative employee-ownership and the development of socially and spiritually responsible investment vehicles.	8	• Hampshire County United Way • Cyberlore Studies, Inc. • Calvert Foundation • Ben & Jerry's Homemade, Inc.

Name & Date of Birth	Position with Fund	Position Start Date	Principal Occupation During Last 5 Years	# of Calvert Portfolios Overseen	Other Directorships (Not Applicable to Officers)
SYDNEY AMARA MORRIS DOB: 09/07/49	Director	2000	She currently serves as Parish Minister to the Northwoods Unitarian Universalist Fellowship in Woodruff, WI, and the Keweenaw Unitarian Universalist Fellowship in Houghton, MI. She also has a private practice as a mediator. She previously served as Senior Minister of the Unitarian Church of Vancouver and as Minister of the Unitarian-Universalist Fellowship of Ames, IA. Rev. Morris is a graduate of Harvard Divinity School.	6	

INTERESTED TRUSTEES/DIRECTORS					
BARBARA J. KRUMSIEK DOB: 08/09/52	Director & Senior Vice President	2000	President, Chief Executive Officer and Vice Chairman of Calvert Group, Ltd. Prior to joining Calvert in 1997, Ms. Krumsiek had served as a Managing Director of Alliance Fund Distributors, Inc.	38	• Calvert Foundation
D. WAYNE SILBY, Esq. DOB: 07/20/48	Director, Chair & President	2000	Mr. Silby is Chairman of GroupServe Foundation, a software company focused on collaborative tools for non-profit groups. He is an officer and director of Silby, Guffey and Co., Inc., a venture capital firm.	22	• Ameritas Acacia Mutual Life Insurance Company • Calvert Foundation • Grameen Foundation USA • GroupServe Foundation
OFFICERS					
SUSAN WALKER BENDER, Esq. DOB: 01/29/59	Officer	2000	Assistant Vice President and Associate General Counsel of Calvert Group, Ltd.		
IVY WAFFORD DUKE, Esq. DOB: 09/07/68	Officer	2000	Assistant Vice President and Associate General Counsel of Calvert Group, Ltd.		

Name & Date of Birth	Position with Fund	Position Start Date	Principal Occupation During Last 5 Years	# of Calvert Portfolios Overseen (Not Applicable to Officers)	Other Directorships
STEVEN A. FALCI DOB: 08/01/59	Officer	2003	Senior Vice President of Calvert Asset Management Company, Inc. Prior to joining Calvert, Mr. Falci was SVP and Senior Portfolio Manager at Principal Mellon Equity Associates.		
TRACI L. GOLDT DOB: 10/11/73	Officer	2004	Executive Assistant to General Counsel, Calvert Group, Ltd. Prior to working at Calvert, Ms. Goldt was Senior Project Manager for Backwire.com, and Project Manager for marchFIRST.		
DANIEL K. HAYES DOB: 09/09/50	Officer	2000	Senior Vice President of Calvert Asset Management Company, Inc.		
HUI PING HO, CPA DOB: 01/06/65	Officer	2000	Tax Compliance Manager of Calvert Group, Ltd. and Assistant Fund Treasurer.		
LANCELOT A. KING, ESQ. DOB: 07/19/70	Officer	2002	Assistant Vice President and Associate General Counsel of Calvert Group, Ltd. Prior to working at Calvert Group, Mr. King was an associate with Mintz, Levin, Cohn, Ferris, Glovsky & Popeo, and also with Kirkpatrick & Lockhart.		

CATHERINE P. ROY DOB: 02/02/56	Officer	2004	Senior Vice President of Calvert Asset Management Company, Inc. Prior to joining Calvert, Ms. Roy was Senior Vice President of US Fixed Income for Baring Asset Management, and SVP and Senior Portfolio Manager of Scudder Insurance Asset Management.
WILLIAM M. TARTIKOFF, ESQ. DOB: 08/12/47	Officer	2000	Senior Vice President, Secretary, and General Counsel of Calvert Group, Ltd.
RONALD M. WOLFSHEIMER, CPA DOB: 07/24/52	Officer	2000	Senior Vice President and Chief Financial Officer of Calvert Group, Ltd. and Fund Treasurer.
MICHAEL V. YUHAS JR., CPA DOB: 08/04/61	Officer	2000	Director of Fund Administration of Calvert Group, Ltd. and Fund Controller.

The address of Directors and Officers is 4550 Montgomery Avenue, Suite 1000N, Bethesda, Maryland 20814, except Mr. Silby's address is 1715 18th Street, N.W., Washington, DC 20009. Ms. Krumsiek is an interested person of the Fund since she is an officer and director of the Fund's advisor and its affiliates. Mr. Silby is an interested person of the Fund since he is a director of the parent company of the Fund's advisor.

Additional information about the Fund's Directors can be found in the Statement of Additional Information (SAI). You can get a free copy of the SAI by contacting your broker, or the Fund at 1-800-368-2745.

Protecting your privacy



Your relationship with us is important.

Please take time to review this statement about our privacy policies with existing and former customers. We do not disclose any non-public personal information about our customers to anyone, except as permitted by law.

YOUR PRIVACY IS A TOP PRIORITY.
You have shared personal and financial information with us:
- Information we receive from you on applications or other forms, such as your name, address, social security number, assets and income; and
- Information about your transactions with us, our affiliates or others, such as your account balance, payment history and parties to transactions;

We use this information to provide our products and services to you, and to assist you in achieving your financial goals. We promise to protect the security, privacy and use of your personal and financial information, including account and transaction details.

YOUR INFORMATION IS SHARED ONLY IN
LIMITED WAYS AND FOR SPECIFIC PURPOSES.
We do not currently share your information with affiliates in the Calvert and the Ameritas Acacia Companies; however, we reserve the right to do so. Also, we may disclose information we collect to companies that perform administrative or marketing services on our behalf, such as transfer agents, or printers and mailers that assist us in the distribution of materials, or others as permitted by law, in order to:

- provide you with faster, more comprehensive service, and
- implement security measures and fight fraud for your continued protection

Calvert does not give or sell information about you or your accounts to any other company, individual or group. However, governmental agencies, regulatory authorities and other entities may have access to such information if permitted by law.

THE PRODUCTS AND SERVICES YOU USE ARE
DELIVERED IN A SECURE ENVIRONMENT.
Whether you use automated telephone capabilities or the Internet, you can feel confident that we employ security measures that are appropriate to each technology. For more information on Internet-specific privacy and security measures, please visit our Web site at **www.calvert.com**.

**KEEPING YOUR PERSONAL INFORMATION
ACCURATE AND CURRENT IS A VITAL CONCERN.**
We strive to keep your personal and financial information accurate. If you believe that our records are incorrect or out of date, please notify us by contacting Investor Relations at **800.368.2745** and we will make any necessary corrections.

EMPLOYEE ACCESS TO YOUR INFORMATION IS LIMITED.
Our employees have limited access to shareholder information based on their job function. This enables them to assist you in completing transactions, obtaining additional information about our products and resolving any problems that might arise. All employees are instructed to use the strict standards of care outlined in Calvert's confidentiality rules. Employees who do not conform to Calvert's confidentiality rules are subject to disciplinary actions that may include dismissal.

YOUR PRIVACY PREFERENCES WILL BE RESPECTED.
Since your financial needs change and our financial products are continually developing, we may contact you to determine if we can be of additional service to you. Most of our shareholders appreciate hearing about our new offerings and choose to continue to do so. If you have additional questions about these policies, please call Investor Relations at **800.368.2745**.

This notice is subject to change.
Created on 02-05-01
Revised 08-20-04

CALVERT SOCIAL INVESTMENT FUND
CSIF Balanced Fund
CSIF Equity Fund
CSIF Enhanced Equity Fund
CSIF Bond Fund

CALVERT WORLD VALUES FUND, INC.
Calvert World Values International Equity Fund
Calvert Capital Accumulation Fund

CALVERT SOCIAL INDEX SERIES, INC.
Calvert Social Index Fund

CALVERT IMPACT FUND, INC.
Calvert Large Cap Growth Fund

THE CALVERT FUND
Calvert New Vision Small Cap Fund
Calvert Income Fund
Calvert Short Duration Fund

SUPPLEMENT DATED MAY 24, 2004 TO THE CLASS I (INSTITUTIONAL) SHARES PROSPECTUS DATED JANUARY 31, 2004

The second paragraph under the section titled "How To Open An Account" on page 32 of the Prospectus is replaced with the following:

Minimum To Open An Account: $1,000,000 per Fund. The $1 million initial investment may be waived for:

- Certain omnibus accounts such as fund supermarkets or employer-sponsored retirement or employee benefit plan accounts; and

- Investors who have executed a Letter of Intent agreeing to invest $1 million over a certain period of time through a series of purchases of Class I shares.

Class I accounts of an investor and any person related to or affiliated with the investor may be aggregated for purposes of applying the $1 million initial investment minimum to the investor, but no more than three accounts may be aggregated.

Calvert reserves the right, in its discretion, to waive the investment minimum.

The Average Annual Total Return table for CSIF Balanced on page 2 of the Prospectus is replaced with the following:

Average Annual Total Returns (as of 12•31•03)

	1 year	Since Inception[1]
CSIF Balanced:		
Return before taxes	17.81%	0.95%
Return after taxes on distributions	17.12%	-0.89%
Return after taxes on distributions and sale of Fund shares	11.53%	-0.19%
Russell 1000 Index	29.89%	-0.20%
Lehman Aggregate Bond Index TR	4.10%	7.09%
Lehman U.S. Credit Index	7.70%	7.67%
Lipper Balanced Funds Avg.	19.09%	2.66%

[1] Since inception of Class I shares (2/28/99).

(Indices reflect no deduction for fees, expenses or taxes. Lipper Average reflects no deduction for taxes.)

The Average Annual Total Return table for CWVF International Equity on page 12 of the Prospectus is replaced with the following:

Average Annual Total Returns (as of 12•31•03)

	1 year	Since Inception[1]
CWVF International Equity:		
Return before taxes	30.11%	-0.65%
Return after taxes on distributions	30.32%	-1.43%
Return after taxes on distributions and sale of Fund shares	20.26%	-0.91%
MSCI EAFE Index GD	39.17%	0.82%
Lipper International Funds Average	34.74%	1.63%

[1] Since inception of Class I shares (2/28/99).

(Index reflects no deduction for fees, expenses or taxes. Lipper Average reflects no deduction for taxes.)

(#04-001)

SUPPLEMENT TO:

Calvert Social Investment Fund (CSIF) Balanced Portfolio
CSIF Equity Portfolio
CSIF Enhanced Equity Portfolio
CSIF Bond Portfolio
Calvert Social Index Fund
Calvert Large Cap Growth Fund
Calvert Capital Accumulation Fund
Calvert World Values Fund (CWVF) International Equity Fund
Calvert New Vision Small Cap Fund

Calvert Income Fund
Calvert Short Duration Income Fund

Prospectuses dated: January 31, 2004

Calvert Tax-Free Reserves (CTFR) Limited-Term Portfolio
CTFR Long-Term Portfolio
Calvert National Municipal Intermediate Fund
CTFR Vermont Municipal Fund
Calvert California Limited-Term Municipal Fund

Prospectuses dated: April 30, 2004

Date of this Supplement: July 27, 2004

The following supplements the information in the above prospectuses regarding How to Buy Shares:

In determining the applicable Class A sales load breakpoints/discount, you may take into account the higher of cost or current value of your existing holdings of any class of Calvert's non-money market funds, including shares held by your family group and through your retirement plan(s).

Once the total balance of your existing Class B holdings of Calvert's funds reaches or exceeds $100,000, you should make future investments in Class A or Class C shares, rather than Class B, since you will qualify for Class A sales load breakpoints/discount.

Once the total balance of your existing Class C holdings of Calvert's funds reaches or exceeds $1,000,000, you should make future investments in Class A since you will qualify to purchase Class A shares with no sales load.

SUPPLEMENT Dated September 30, 2004
TO:

CALVERT SOCIALLY RESPONSIBLE FUNDS
PROSPECTUS
And
CALVERT INSTITUTIONAL (CLASS I) SHARES PROSPECTUS

CSIF Balanced Portfolio
CSIF Equity Portfolio
CSIF Enhanced Equity Portfolio
CSIF Bond Portfolio
Calvert Social Index Fund
Calvert Large Cap Growth Fund
Calvert Capital Accumulation Fund
CWVF International Equity Fund
Calvert New Vision Small Cap Fund
Prospectus dated: January 31, 2004

CALVERT INCOME FUND AND SHORT DURATION INCOME FUND
PROSPECTUS
And
CALVERT INSTITUTIONAL (CLASS I) SHARES PROSPECTUS

Calvert Income Fund
Calvert Short Duration Income Fund
Prospectus dated: January 31, 2004

Calvert Tax-Free Reserves Limited-Term Portfolio
Calvert Tax-Free Reserves Long-Term Portfolio
Calvert National Municipal Intermediate Fund
Calvert Tax-Free Reserves Vermont Municipal Portfolio
Prospectus dated: April 30, 2004

Calvert California Limited-Term Municipal Fund
Prospectus dated: April 30, 2004

The following supplements the disclosure under "Redemption Fee" in the respective prospectuses for each of the above-named Funds or Portfolios (each, a "Fund"):

The Fund does not charge a redemption fee on exchange or redemption transactions by accounts that the Fund or its transfer agent reasonably believes are maintained in a retirement plan omnibus account (e.g., a Fund account maintained by a retirement plan service provider where the ownership of, or interest in, Fund shares by more than one individual or participant is held through the account and the subaccounting for such Fund account is done by a party other than the Fund's transfer agent). However, the redemption fee will be imposed on a retirement plan omnibus account if (i) the Fund's transfer agent has been informed that the service provider maintaining the omnibus account has the systematic capability of assessing the redemption fee at the individual or participant account level and (ii) the omnibus account is not otherwise exempt from the fee. If the Fund or its transfer agent suspects any market timing activity in a retirement plan omnibus account, the Fund's transfer agent will seek full cooperation from the service provider maintaining the account to identify the underlying participant(s). Calvert expects the service provider to take immediate action to stop any further short-term trading by such participant(s) or plan.

In addition, the Fund reserves the right to waive or impose the redemption fee or withdraw waivers at its discretion. The Fund expects that certain waiver categories will be eliminated over time as operating systems are improved, including improvements necessary to enable the assessment of the fee on shares held through omnibus accounts or other intermediaries and in connection with pending Securities and Exchange Commission redemption fee rules. Depending upon the nature of the Fund's shareholder accounts, a significant percentage of its shareholders may not be subject to the redemption fee.

CALVERT SOCIAL INDEX FUND

TO OPEN AN ACCOUNT
800-368-2748

YIELDS AND PRICES
Calvert Information Network
(24 hours, 7 days a week)

800-368-2745

SERVICE FOR EXISTING ACCOUNT
Shareholders: 800-368-2745
Brokers: 800-368-2746

TDD FOR HEARING IMPAIRED
800-541-1524

BRANCH OFFICE
4550 Montgomery Avenue
Suite 1000 North
Bethesda, Maryland 20814

REGISTERED, CERTIFIED OR OVERNIGHT MAIL
Calvert Group
c/o BFDS
330 West 9th Street
Kansas City, MO 64105

WEB SITE
http://www.calvert.com

PRINCIPAL UNDERWRITER
Calvert Distributors, Inc.
4550 Montgomery Avenue
Suite 1000 North
Bethesda, Maryland 20814

This report is intended to provide fund information to shareholders. It is not authorized for distribution to prospective investors unless preceded or accompanied by a prospectus.

CALVERT'S FAMILY OF FUNDS

TAX-EXEMPT MONEY MARKET FUNDS
CTFR Money Market Portfolio

TAXABLE MONEY MARKET FUNDS
First Government Money Market Fund
CSIF Money Market Portfolio

BALANCED FUND
CSIF Balanced Portfolio

MUNICIPAL FUNDS
CTFR Limited-Term Portfolio
CTFR Long-Term Portfolio
CTFR Vermont Municipal Portfolio
National Muni. Intermediate Fund
California Limited-Term Municipal Fund

TAXABLE BOND FUNDS
CSIF Bond Portfolio
Income Fund
Short Duration Income Fund

EQUITY FUNDS
CSIF Enhanced Equity Portfolio
CSIF Equity Portfolio
Calvert Large Cap Growth Fund
Capital Accumulation Fund
CWV International Equity Fund
New Vision Small Cap Fund
Calvert Social Index Fund
Calvert Small Cap Value Fund
Calvert Mid Cap Value Fund

 **PRINTED ON RECYCLED PAPER USING SOY-BASED INKS**